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File No. 82-4243

January 21, 2005

VIA HAND

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Disclosure Materials Provided on Behalf of Grupo Financiero Inbursa, S.A. de C.V. (File No. 82-4243) Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

On behalf of our client, Grupo Financiero Inbursa, S.A. de C.V. (the "Company") and pursuant to the Company's obligations under Rule 12g3-2(b)(1)(i) under the Exchange Act, we are furnishing the enclosed English translation of the Company's consolidated quarterly report for the third quarter of 2004.

If you have any questions or require any further information, please do not hesitate to contact Jorge U. Juantorena or Jennifer A. Hershfang of this firm at (212) 225-2000.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,

Ryan R. Wright

Enclosure

cc: Veronica Ramirez
Jorge U. Juantorena
Jennifer A. Hershfang

1/25



Frank Aguado
(52) 55-56-25-4900 Ext. 3351
faguadom@inbursa.com

Miguel Martinez
(52) 55-56-25-4900 Ext.3354
maparra@inbursa.com.mx

Fax: (52) 55-56-25-4965
www.inbursa.com

INBURSA REPORTS THIRD QUARTER 2004 RESULTS

Mexico City, October 28, 2004.- Grupo Financiero Inbursa reported today results for the third quarter ended September 30, 2004.

HIGHLIGHTS

Grupo Financiero Inbursa: $450.4 MM USD profits under US GAAP and $3,892.6 MM Ps under the CNBV rules as of September 2004.

Grupo Financiero Inbursa posted profits of $450.4 MM USD under US GAAP and $3,892.6 MM Ps under CNBV rules during 9M04, 164% and 203% increases relative to the same period of 2003, respectively. If annualized these figures represented a 18.8% and 14.5% ROE for each case. Under Mexican accounting principles and adjusted by the $1,956.2 MM Ps net of taxes impact explained by Grupo Televicentro´s equity restructure net income would have been $1,936.4 MM Ps representing a 50.7% increase relative to 9M03. This result is mainly explained by the nominal pesos fixed rate funding position due to higher level of long term interest rates during 9M04 as well as higher commissions, fees and interest margins due to growths registered in the different subsidiaries levels of operations.

$2.48 Bn Ps additional income coming from Grupo Televicentro´s Investment.

With the last equity restructure of Grupo Televicentro and having paid their total debt, as announced on March 2004 by Grupo Televisa, on August 2004 Grupo Financiero Inbursa received 198.9 million of CPO´s of Grupo Televisa. This transaction represented for Grupo Financiero Inbursa an additional income before taxes of $2.48 billion pesos as of August, 2004. It is worth to mention that before the restructure, the Televicentro´s investment was accounted for through the equity method in Inbursa´s financial statements and from August on this investment is registered at the CPO´s market value.

20% increased in Banco Inbursa´s loan portfolio when compared 3Q04 with 3Q03.

Banco Inbursa´s loan portfolio stood at $47,865 MM Ps at the end of September 2004, a 20% increase relative to the same period of 2003 and remained flat when compared with 2Q04.

16% and 14% increases in Seguros Inbursa´s investments and reserves as of September 2004 relative to the same period of 2003.

Seguros Inbursa´s investments grew from $12,003.7 MM Ps as of September 2003 to $13,868.3 MM Ps at the end of September 2004, a 16% growth. This increase is mainly explained by the significant technical reserves creations during 2Q04 and 3Q04 that represented $918.3 MM Ps for these two quarters.

- *All figures included in this report are expressed on September 2004 constant pesos and are not audited.*
- *This press release is presented under regulation 1488 of the CNBV.*
- *As required by regulation 1488 of the CNBV, the financial margin includes only the commissions and fees involved in interest related earnings. Forex and inflationary effects on the loan portfolio are also reflected in the financial margin.*
- *There have been no material changes to the Group's accounting practices or policies during 3Q04. Therefore, the figures presented in this document are consistent with those presented in the Group's last annual report (2003).*
- *Consolidated figures for Banco Inbursa and for Grupo Financiero Inbursa does not include minority interest.*

US GAAP

September '04	
Employees	4,133
# clients	5.5MM
Points of attention (Physical presence)	174
ATM's	597
Sales force	8,411

GRUPO FINANCIERO INBURSA
(with subsidiaries and consolidated) Under US GAAP

Mkt Value/Book Value	1.61
Stock price USD (Sep'04)	1.71
EPS (USD)	0.20
Outstanding shares ('000)	3,002,153
Debt Rating (Banco Inbursa)	
S & P	BBB-/A-3
Fitch	BBB-/F-3

Net Income

MM USD	3Q04 $	3Q04 %	2Q04 $	% chg vs. 2Q04	3Q03 $	% chg vs. 3Q03	Jan - Sep 2004	Jan - Sep 2003	% Chg
Banco Inbursa	44.8	18%	50.5	-11%	7.1	529%	120.9	40.7	197%
Operadora	4.0	2%	3.2	25%	3.3	22%	11.9	11.4	5%
Seguros	15.0	6%	20.9	-28%	9.1	66%	49.0	73.0	-33%
Pensiones	167.5	69%	37.3	349%	1.3	12813%	225.3	27.1	732%
Fianzas	6.3	3%	6.9	-9%	(2.3)	-370%	14.8	4.4	238%
Inversora	5.7	2%	10.1	-44%	3.5	61%	27.3	11.1	147%
Others	0.2	0%	0.4	-46%	0.9	-73%	1.3	3.2	-58%
Total	**243.6**	**100%**	**129.5**	**88%**	**22.9**	**965%**	**450.4**	**170.7**	**164%**

- *Under US GAAP* ***Grupo Financiero Inbursa*** *posted $243.6 MM USD profits during 3Q04 that favorable compares with $129.5 MM USD obtained during 2Q04 and with $22.9 MM USD in 3Q03. This result is mainly explained by the additional income explained by the Grupo Televicentro's equity restructure, higher volumes in core activities as well as the mark to market of the fixed rate long term funding position due to the volatility in long term interest rates.*
- *On an accumulated basis, net income increased 164% in the period Jan-Sep 2004 relative to the same period of the previous year posting $450.4 MM Ps.*

Investment by Company

MM USD	3Q04 $	3Q04 %	2Q04 $	% chg vs. 2Q04	3Q03 $	% chg vs. 3Q03
Banco Inbursa	1,782.1	56%	1,706.6	4%	1,545.2	15%
Operadora	37.6	1%	33.6	12%	32.0	17%
Seguros	435.8	14%	425.8	2%	352.8	24%
Pensiones	774.4	24%	623.3	24%	565.1	37%
Fianzas	69.8	2%	62.5	12%	53.2	31%
Inversora	89.8	3%	83.2	8%	70.5	27%
Others	6.8	0%	6.4	5%	58.5	-88%
Total	**3,196.2**	**100%**	**2,941.6**	**9%**	**2,677.3**	**19%**

- *Stockholders' equity of Grupo Financiero Inbursa stood at $3,196.2 MM USD under US GAAP vs $3,133.1 MM USd reached under the CNBV rules. Accumulated deferred effects in the different subsidiaries together with monetary adjustments on the stockholders' equity are the main reasons of this difference.*

Ticker: GFINBURO
(Stock Price)


19.5
16.9
16.8
16.3
14.7
14.3
A'04
M'04
J'04
J'04
A'04
S'04

GRUPO FINANCIERO INBURSA
(with subsidiaries and consolidated)
Under CNBV Rules

CNBV GAAP

Mkt Value/Book Value	1.64
Stock price (Sep '04)	19.52
Outstanding shares ('000)	3,002,153
Debt Rating (Banco Inbursa)	
S & P	BBB-/A-3
Fitch	BBB-/F-3

Net Income

MM Ps.	3Q04 $	3Q04 %	2Q04 $	% chg vs. 2Q04	3Q03 $	% chg vs. 3Q03	Jan - Sep 2004	Jan - Sep 2003	% Chg
Banco Inbursa	279.8	13%	770.6	-64%	(102.3)	N.A	913.7	(110.3)	N.A
Operadora	40.5	2%	37.5	8%	35.3	15%	123.5	119.8	3%
Seguros	(80.2)	-4%	(66.8)	20%	112.6	N.A	209.7	368.2	-43%
Pensiones	1,755.3	83%	214.9	717%	91.9	1810%	2,199.8	642.7	242%
Fianzas	74.6	4%	52.7	41%	85.6	-13%	159.7	123.8	29%
Inversora	51.1	2%	115.6	-56%	34.9	46%	280.4	113.3	148%
Others	3.3	0%	3.5	-6%	2.4	38%	5.8	27.4	-79%
Total	**2,124.4**	**100%**	**1,128.0**	**88%**	**260.5**	**716%**	**3,892.6**	**1,285.1**	**203%**

Total monetary position adjustment for Grupo Financiero Inbursa was $962.8 MM Ps during 3Q04.

- ***Grupo Financiero Inbursa*** *posted $2,124.4 MM Ps profits during the third quarter of 2004 that favorable compares with $1,128.0 MM Ps obtained during 2Q04 and with $260.5 MM Ps in 3Q03. This result is mainly explained by the equity restructure of Grupo Televicentro announced on August, 2004 that represented for Grupo Financiero Inbursa an extraordinary income net of taxes of $1,956.2 MM Ps.*

- *On an accumulated basis, net income increased 203% in the period Jan-Sep 2004 relative to the same period of the previous year posting $3,892.6 MM Ps. When adjusted by the $1,956.2 MM Ps additional income from Televicentro's transaction and also adjusted by $671.7 MM Ps explained by reserves creations and monetary position adjustments, net income would have been $2,608.1 MM Ps, representing a 103% increase relative to 9M03. This result is mainly explained by the fixed rate nominal peso funding position due to higher level of long term interest rates during 9M04 as well as higher commissions, fees and interest margins due to growths registered in the different subsidiaries levels of operations*

Free Cash Flow

	MM Constant Ps. as of September, 2004	2000	2001	2002	2003	9M03	9M04
+	Interest Income	10,144.8	8,680.8	8,519.1	10,545.7	8,012.5	7,586.7
-	Interest Expense	6,758.8	5,179.1	5,043.7	7,913.2	5,899.6	5,310.7
=	**Financial Margin**	**3,386.0**	**3,501.7**	**3,475.4**	**2,632.6**	**2,112.9**	**2,276.0**
-	Unrealized gains/losses (net of deferred taxes)	553.7	470.4	33.0	263.2	244.5	314.9
-	General Expenses	1,120.6	1,423.8	1,376.5	1,510.0	1,095.0	1,182.7
+	Commissions & Fees	1,562.1	1,041.1	733.4	1,205.7	901.9	1,103.2
+	Patrimonial Reserves Creations	259.4	716.7	684.4	-214.7	-50.9	246.6
+	Subsidiaries Income	228.7	46.3	394.5	2,019.7	1,626.6	2,857.2
-	Taxes	1,407.3	540.6	374.4	270.3	223.8	221.3
=	**Free Cash Flow**	**2,354.7**	**2,870.9**	**3,503.9**	**3,599.7**	**3,027.1**	**4,764.2**

Investment by Company

MM Ps.	3Q04 $	3Q04 %	2Q04 $	% chg vs. 2Q04	3Q03 $	% chg vs. 3Q03
Banco Inbursa	22,287.3	62%	22,080.8	1%	20,813.7	7%
Operadora	433.4	1%	394.0	10%	370.8	17%
Seguros	2,236.7	6%	2,318.8	-4%	2,199.9	2%
Pensiones	8,884.0	25%	7,172.3	24%	6,203.6	43%
Fianzas	729.5	2%	655.7	11%	529.0	38%
Inversora	1,024.2	3%	975.5	5%	821.8	25%
Others	85.8	0%	82.8	4%	651.5	-87%
Total	**35,680.9**	**100%**	**33,679.9**	**6%**	**31,590.2**	**13%**

- *Stockholders' equity of* ***Grupo Financiero Inbursa*** *reached $35,680.9 MM Ps at the end of September 2004, 6% and 13% increases relative to 2Q04 and 3Q03, respectively. It is worth to point out the increase in Pensiones Inbursa 's equity that is mainly explained by the transaction of Grupo Televicentro. This investment used to be registered under the equity method in Promotora Inbursa and from now on is going to be accounted for at the market value of Televisa 's CPO 's .On may 2004, took place the $900 MM Ps dividend payment announced on 1Q04.*

Sources & Uses of Funds
(MM Ps as of September 2004)

SOURCES	Stockholders' Equity	Debt	Reserves	Deferred Taxes	Other Liabilities	Total
Banco Inbursa	22,287.3	48,503.7	6,048.7	672.0	4,523.8	**82,035.6**
Seguros Inbursa	2,236.7	-	12,925.9	485.6	1,584.3	**17,232.6**
Pensiones Inbursa	8,884.0	-	12,602.2	-	103.5	**21,589.6**
Inversora Bursátil	1,024.2	-	-	67.6	175.5	**1,267.4**
Operadora Inbursa	433.4	-	-	35.2	46.6	**515.3**
Fianzas G-Inbursa	729.5	-	204.4	-	156.4	**1,090.3**
Others	85.8	67.75	-	0.5	14.18	**168.2**
TOTAL	**35,680.9**	**48,639.2**	**31,781.2**	**1,261.1**	**6,604.4**	**123,899.0**

USES	Investment* Portfolio	Loan Portfolio	Fixed Income MM Portfolio	Fixed Assets	Other Assets	Total
Banco Inbursa	7,487.8	48,695.5	16,785.3	186.2	8,880.9	**82,035.6**
Seguros Inbursa	2,712.1	404.2	8,012.5	970.3	5,133.6	**17,232.6**
Pensiones Inbursa	9,826.3	-	11,528.0	-	235.4	**21,589.6**
Inversora Bursátil	1,053.2	-	47.0	27.5	139.7	**1,267.4**
Operadora Inbursa	86.9	-	361.3	-	67.0	**515.3**
Fianzas G-Inbursa	538.6	58.7	288.8	59.1	145.2	**1,090.3**
Others	40.4	2.9	0.0	116.9	8.0	**168.2**
TOTAL	**21,745.2**	**49,164.2**	**37,022.8**	**1,476.9**	**14,609.7**	**123,899.0**

*: Includes stocks and investments in other subsidiaries (i.e. Sinca, Afore...)

Assets under Management: $482,387.4 MM Ps

Assets in Custody: $597,356.6 MM Ps

BANCO INBURSA Under US GAAP
(MM USD)

Net Income

	3Q04 MM USD	2Q04 MM USD	3Q03 MM USD	Jan-Sep ´04 MM USD	Jan-Sep ´03 MM USD
Net income under CNBV GAAP	24.8	67.1	(9.9)	79.8	(10.6)
Adjustments on monetary positions	23.3	0.8	14.9	52.2	45.5
Adjustments on deferred liabilities	(7.5)	(17.7)	7.6	(15.4)	9.1
Others	4.2	0.3	(5.4)	4.3	(3.3)
Net Increase	20.0	(16.5)	17.0	41.1	51.3
Net Income Under US GAAP	**44.8**	**50.6**	**7.1**	**120.9**	**40.7**

- *Under US GAAP Banco Inbursa posted profits of $44.8 MM USD during 3Q04 compared with $24.8 MM USD under the CNBV rules, $20.0 MM USD more. This result is mainly explained by add-backs on monetary positions and other adjustments of $23.3 MM USD and $4.2 MM USD, respectively and deductions of $7.5 MM USD coming from deferred liabilities adjustments.*

Stockholders' Equity

	3Q04 MM USD	2Q04 MM USD	3Q03 MM USD
Stockholders ´equity under CNBV GAAP	1,961.1	1,887.3	1,798.7
Securities Valuation Adjustments	65.8	63.7	62.9
Deferred Taxes	(326.2)	(198.2)	(189.9)
Derivates	0.0	0.0	(16.1)
Others	81.4	(46.2)	(110.4)
Stockholders ´Equity Under US GAAP	**1,782.1**	**1,706.6**	**1,545.2**

- *Stockholders' equity resulted in $1,782.1 MM USD under US GAAP in 3Q04. Under the CNBV rules, Banco Inbursa stockholders' equity stood at $1,961.1 MM USD, $179.0 MM USD more. The difference is basically explained by $65.8 MM USD add back coming from Securities valuation adjustments as well as $81.4 MM USD from other adjustments and deductions of $326.2 MM USD from adjustments on Deferred Taxes, respectively.*

BANCO INBURSA
(Commercial & Investment Banking)

Banco Inbursa posted profits of $279.8 MM Ps during 3Q04 compared with $770.6 MM Ps obtained in 2Q04. Higher monetary position adjustments together with the valuation of the fixed rate swap funding position, due to lower long term interest rates during the quarter, are the main drivers behind this result. When compared 3Q03 with 3Q04 net income increased $382.2 MM Ps from losses of $102.3 MM Ps to profits of $279.8 MM Ps, respectively. This result is mainly explained by higher commissions and fees income due to corporate restructures and the retail banking operations.

As of June 2004, Demand Deposits stood at $14,465.2 MM Ps, 10.5% and 40.7% increases relative to 2Q04 and 3Q03, respectively. This result is mainly explained by the Inbursa CT account that represented 80% of these deposits and 30% of total loan portfolio.

Financial Margin

When compared 3Q04 vs 3Q03, Financial Margin increased 51.5% in 3Q04. This result is mainly explained by higher levels of interest rates during 3Q04. When adjusted by monetary position adjustments Financial Margin increased 23.3%.

If compared the third with the second quarter of 2004, Financial Margin increased 5.2%, excluding monetary position adjustments, mainly due to higher levels of interest rates.

Risk Adjusted Net Interest Income

MM Ps	3Q04	2Q04	3Q03	9M04	9M03	Chg
Interest Income	2,320.7	1,855.3	1,534.8	5,960.4	5,902.0	1%
Interest on loans & securities	1,478.4	1,240.6	994.1	3,809.4	3,791.0	0%
Repo´s interest income	842.3	614.6	540.7	2,151.1	2,111.0	2%
Interest Expenses	(1,577.9)	(1,149.3)	(1,044.4)	(3,871.7)	(3,888.2)	0%
Interest on deposits & funding	(757.0)	(562.1)	(522.6)	(1,839.5)	(1,808.3)	2%
Repo´s interest expense	(820.9)	(587.2)	(521.8)	(2,032.2)	(2,079.9)	-2%
REPOMO	(233.4)	(123.1)	(77.4)	(512.6)	(227.3)	126%
Financial Margin	509.4	582.9	413.0	1,576.1	1,786.6	-12%
Loan Loss Reserves (Net)	(277.5)	(334.0)	(304.2)	(880.1)	(951.9)	-8%
Risk Adjusted Net Interest Income	231.8	248.8	108.7	696.0	834.7	-17%

Market Related Income

Market related income posted profits of $107.5 MM Ps at the end of September 2004 compared with $965.1 MM Ps obtained during 2Q04. This result is mainly explained by the swap valuation due to lower levels of long term interest rates during the quarter.

On accumulated basis Market related income posted profits of $766.0 MM Ps during 9M04 that favorable compared with losses of $591.7 MM Ps registered during the same period of 2003. This result is mainly explained by the swap fixed rate position positive impact during the year.

Market Related Income

MM Ps	3Q04	2Q04	3Q03	9M04	9M03
Financial Instruments Negotiable	(68.5)	(488.0)	82.3	(85.5)	854.0
Repos	(4.8)	2.6	20.1	(17.6)	37.1
Securities Purchases and Sales	30.2	(687.2)	(6.4)	(531.0)	126.7
Derivate Instruments	150.6	2,137.7	(27.9)	1,400.1	(1,609.5)
Total	107.5	965.1	68.1	766.0	(591.7)

Loan Loss Reserves

Loan loss reserves increased $277.5 MM Ps during the third quarter of 2004, reaching an accumulated amount of $6,048.7 MM Ps at the end of September 2004. This amount represented 26.5 times non-performing loans. Non performing loans stood at 0.5% of the total loan portfolio during the quarter.

Administrative and Promotion Expenses

MM Ps	3Q04	2Q04	3Q03	9M04	9M03	Chg
Personnel	20.7	22.5	25.1	73.3	74.8	-2%
Administrative Expenses	259.0	230.2	206.2	689.5	592.4	16%
Contributions to IPAB	39.6	47.3	39.6	126.9	111.8	14%
Depreciations and Amortizations	31.0	33.8	29.9	100.9	87.9	15%
Administrative and Promotion Expenses	350.3	333.8	300.7	990.6	866.9	14%

- ***Figures in this report are not audited. Even though they were prepared with the same accounting principles and policies used in the latest audited annual Financial Statements.***
- ***Figures must be understood and analyzed just for the quarter. The best reference to compare are the December 2003 audited Financial Statements.***
- ***All figures included in this report are in addition to the Financial Statements.***

Earnings from Subsidiaries

Earnings form subsidiaries posted profits of $158.7 MM Ps in 3Q04 compared with losses of $59.2 MM Ps and $13.2 MM Ps in 2Q04 and 3Q03, respectively. This result is mainly explained by the results obtained by Sinca Inbursa.

On accumulated basis earnings from subsidiaries decreased 48% during 9M04 compared with 9M03. It is worth to recall that during 1Q03, Sinca Inbursa sold its stake in Grupo Televicentro to Promotora Inbursa, a subsidiary of Pensiones Inbursa.

Loan Portfolio and Asset Quality

Loan portfolio stood at $47,865 MM Ps at the end of September 2004, remaining flat relative to the previous quarter. When compared with the same period of 2003, loan portfolio increased 20% as of September 2004.

As of September 2004, loan loss reserves grew 19% from $5,094 MM Ps in 3Q03 to $6,049 MM Ps in 3Q04, representing a coverage ratio to non performing loans of 26.5 times.

Banco Inbursa Selected Ratios

	Sep-04	Sep-03	System Jun '04
Loans / Total Assets	63.0%	64.5%	51.6%
NPL / Loan Portfolio	0.5%	0.3%	3.0%
LLR / NPL (times)	26.5	38.6	1.7
Op. Cost / Fin. Margin + Other Inc	29.4%	59.2%	89.8%

Non Performing Loans

Non Performing loans increased 30.9% in 3Q04 relative to 2Q04. This result is mainly explained by $132 MM Ps of new NPL that was partially off-set by $75 MM Ps of recoveries during the quarter.

It is worth to recall that in commercial lending the total amount of loans are recorded as non perform on the day following of any default.

Credits that could represent higher potential risk, other than past due loans, are those classified under the "D" and "E" scores. As of September 2004, these loans amounted $3 MM Ps net of reserves.

Income Statement Selected Figures

MM Ps	3Q04	2Q04	3Q03	9M04	9M03	Chg
OTHER EXPENSES / INCOME	**10.7**	**141.2**	**(21.1)**	**(14.9)**	**(158.2)**	**-91%**
Charge Offs	(8.6)	(1.0)	(14.1)	(22.8)	(36.0)	-37%
Repomo	(47.1)	105.4	(69.3)	(123.0)	(270.6)	-55%
Other Income	66.4	36.8	62.2	131.0	148.4	-12%
EARNINGS FROM SUBSIDIARIES	**158.7**	**(59.2)**	**(13.2)**	**216.3**	**414.8**	**-48%**
Sinca Inbursa	141.8	(68.4)	(24.0)	177.6	385.0	-54%
Siefore Inbursa	16.9	9.2	10.9	38.6	29.8	30%
MONETARY POSITION RESULTS	**280.5**	**17.7**	**146.7**	**635.6**	**497.8**	**28%**
Repomo - Margin	233.4	123.1	77.4	512.6	227.3	126%
Repomo - Other expenses	47.1	(105.4)	69.3	123.0	270.6	-55%

Loan Portfolio

MM Ps	3Q04	%	2Q04	%	3Q03	%
TOTAL LOAN PORTFOLIO	**47,865**	**100%**	**47,757**	**100%**	**39,884**	**100%**
Commercial	43,484	91%	43,538	91%	36,150	91%
Financial Institutions	787	2%	925	2%	724	2%
Consumer	2,874	6%	2,845	6%	2,818	7%
Housing	491	1%	271	1%	60	0%
Federal Government	0	0%	0	0%	0	0%
Fobaproa / IPAB	0	0%	0	0%	0	0%
PAST DUE LOANS	**228**	**0%**	**178**	**0%**	**132**	**0%**
LOAN LOSS RESERVES	**6,049**	**13%**	**5,908**	**12%**	**5,094**	**13%**

	3Q04	2Q04	3Q03
Pesos	55%	48%	53%
USD	45%	52%	47%
Secured *	78%	78%	84%
Unsecured	22%	22%	16%

* Collateral, real guarantees and guarantors

Non Performing Loans

Current Ps	$ MM Ps	%
NPL June 30, 2004	**174.89**	
- Decreases in NPL	75.45	100.0%
* Recoveries & Restructures	75.45	100.0%
* Write Offs	0.00	0.0%
+ Increases in NPL	129.47	100.0%
* Exchange rate effects	-2.52	-1.9%
* New NPL	131.99	101.9%
NPL September 30, 2004	**228.92**	

Commercial Lending

Banco Inbursa remains as the third most important bank in the Mexican system in commercial lending with a 13.9% market share as of June 2004, representing 0.4 percentage points behind the second place and 2.4 percentage points above the fourth place.

Loan portfolio remains well diversified in many sectors such as construction, services, manufactures, financial services and transport, among others.

Capitalization

Even though the dividend payment done on may 2004, Banco Inbursa remains as a well capitalized bank with a 22.2% TIER 1 Capital ratio as of September, 2004.

Value at Risk

Banco Inbursa's risk management is based on value at risk models and different methodologies such as Delta Neutral Value at risk (VAR), with different confidence levels and holding period horizons, and is complemented with stress testing analysis using hypothetical as well as historical scenarios.

The credit risk is carried out by the Credit Committee trough detailed and individual analysis of each client; additionally econometric models had been implemented to evaluate the probability of default such as the anticipated loss individually and by group of risk.

The liquidity risk is measured trough stress tests under low liquidity condition of the risk factors. These methodologies are supported in the suggested by Banco de Mexico in its 2019 Circular numeral M13

The value at risk results should be understood as follows: as of September 2004, under an stressed scenario (year 1998 market conditions). Banco Inbursa would have lost $80 MM Ps with its September 2004 portfolio which would have represented 0.43% of its June 2004 TIER 1 Capital.

Loan Portfolio Breakdown by Sector



Construction 2.5%
Others 7.7%
Food 4.1%
Energy 1.6%
Manufacture 21.8%
Transport 10.6%
Services 25.0%
Financial Services 8.5%
Entretainment 4.7%
Mining 6.5%
Telecom 2.4%
Steel 4.6%

Capitalization Ratio

MM Ps as of September 2004	Sep '04	Jun '04	Sep '03	Mkt. Avg. Jun '04
Credit Risk Assets	56,181.1	59,018.8	44,500.5	841,560.5
Tier 1 Capital	33.5%	31.7%	39.8%	21.5%
Net Capital	34.7%	33.0%	41.1%	23.8%
Credit & Portfolio Risk Assets	84,751.3	118,229.7	92,522.9	1,442,012.8
Tier 1 Capital	22.2%	15.8%	19.2%	12.5%
Net Capital	23.0%	16.4%	19.7%	13.9%

Value at Risk * 3Q04 (MM Ps)

KIND OF RISK	MARKET VALUE	VALUE AT RISK (1)	% VAR vs TIER 1 CAPITAL
Fixed Income	67,784.0	(36.0)	-0.19%
Equity	(7,152.0)	(74.0)	-0.40%
Banco Inbursa	60,632.0	(80.0)	-0.43%
TIER 1 CAPITAL (2)	18,412.0		

(1) Value at Risk for 1 day with a confidence level of 95% and using last twelve months information

(2) Last quarter TIER 1 CAPITAL

Loan Portfolio 3Q04 (MM Ps)

Currency	Loan Portfolio	Past Due Loans	Loan Loss Reserves	Loan Loss Reserve vs Loan Portfolio (%)	Loan Loss Resrve vs Past Due Loans (Times)
USD*	21,550.7	124.1	3,611.3	16.76%	29.09
MXP	24,867.9	104.1	2,092.5	8.41%	20.10
UDI's*	2,047.9	0.7	345.0	16.85%	496.40
Total	48,466.6	228.9	6,048.7	12.48%	26.42

* Both figures, USD and UDI's are expressed in pesos

AFORE INBURSA

(Pension Funds)

Afore Inbursa reached $137.7 MM Ps in commission income during 3Q04, representing a 35% increase relative to 3Q03. This result is mainly explained by the growth in affiliate base. It is worth to recall that Afore Inbursa changed its commission structure from 33% over real return on accumulated funds to 0.5% over the monthly contribution plus a 0.5% annualized charge over the accumulated funds and started charging this way since July 2003.

Afore Inbursa posted $32.5 MM Ps profits during 3Q04 compared with $15.1 MM Ps in 2Q04. Seasonality in commission income explains this deference. If compared 3Q04 with 3Q03, net income decreased 13%. This result is mainly explained by 92% increase in general expenses due to a higher acquisition costs related to the growth in the affiliate base.

Selected Figures

MM Ps	3Q04	2Q04	3Q03	9M04	9M03	Chg
Comission Income	137.7	93.9	102.1	359.3	431.5	-17%
Total General Expenses	**(93.3)**	**(76.7)**	**(48.5)**	**(226.6)**	**(132.3)**	**71%**
Administrative Expenses	(22.1)	(27.8)	(19.2)	(72.8)	(55.4)	31%
Operating Expenses	(21.7)	(15.4)	(17.8)	(53.3)	(48.5)	10%
Promotion Expenses	*(49.4)*	*(33.6)*	*(11.5)*	*(100.5)*	*(28.4)*	*254%*
Depreciation & Amortization	(2.8)	(3.0)	(3.4)	(8.8)	(10.4)	-15%
Operating Income	41.6	14.1	50.2	123.8	288.7	-57%
Other Income	0.9	0.6	0.5	1.8	2.8	-34%
REPOMO	10.1	23.5	(4.6)	22.1	(11.0)	-301%
Net Income	32.5	15.1	37.3	93.4	207.4	-55%
Investments	764.7	757.7	738.3	764.7	738.3	4%
Fixed Assets	16.1	16.5	19.8	16.1	19.8	-18%
Total Assets	908.5	877.1	867.8	908.5	867.8	5%
Stockholders' Equity	808.3	778.2	718.5	808.3	718.5	12%

Affiliate Base & Assets Under Management

Assets under management reached $35,748.4 MM Ps at the end of September 2004 a 20% increase relative to the same period of 2003 and a 6% increase when compared with 2Q04.

Affiliate base was increased by 421,733 new clients in 3Q04 relative to 3Q03, this is mainly explained by higher transfers among the Afore system and by the distribution of Banco de Mexico that took place during the year. These new affiliates were distributed among three best Afores of the system. Afore Inbursa was ranked among the three better. This ranking was based on the more favorable conditions to the client, such as lower commissions and better returns.

The average minimum wages/affiliate ratio was 5.18 as of September 2004, compared with 3.75 market average.

Affiliate Quality

	3Q04	2Q04	3Q03	Mkt. Share Sep-04
Affiliattes (#)	2,371,881	2,323,443	1,950,148	7.3%
Assets Under Mngmt. (MM Ps)	35,748.4	33,688.4	29,735.4	7.8%

	3Q04	2Q04	3Q03	Mkt. Avg Sep-04
Avg. Min. Wages/Affiliate	5.18	5.21	5.58	3.75
Active Workers/Affiliate	32.5%	31.1%	32.2%	40.8%
ROE	15.4%	15.6%	38.5%	34.0%

*Anualized

Stockholders' Equity

Stockholders' equity increased from $718.5 MM Ps in 3Q03 to $808.3 MM Ps in 3Q04 a 12% increase.



Assets Under Management
3Q02-3Q04
(MM Ps)
24,034.8
25,263.7
26,710.3
28,244.8
29,735.4
30,611.8
32,176.9
33,688.4
35,748.4
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
3Q04

COST OF OPPORTUNITY INDICATOR

AFORE	%
Inbursa	**100.0%**
Actinver	92.3%
XXI	92.2%
Principal	92.0%
Banorte Generali	91.6%
Banamex	91.4%
IXE	90.9%
HSBC	90.7%
Azteca	89.9%
Bancomer	89.5%
ING	89.4%
Profuturo GNP	88.3%
Santander Mexicano	86.0%
System Average	**91.9%**

The information presented should not be in any case understood as a recommendation

Assumptions:

- Workers with a 3 times Mexico City´s minimum wage, affiliated to the IMSS (Mexican Social Security Institute) since July 1997.
- Commission structure of each Afore
- Siefore returns
- The sample considers a time frame from July 2, 1997 to September 30, 2004.

- This cost of opportunity indicator was launched by Consar on September 2001. The indicator shows the percentage of assets that an affiliate has in less than what he would have in the Afore with a better balance accumulation per affiliate, which was Inbursa as of September 2004.
- The indicator allows to compare the balance accumulated by an affiliate after commissions charges and returns on his investment trough the Siefore
- This figure only considers the balance for retirement after handicap or oldness. The indicator might change according to the worker salary.

SEGUROS INBURSA Under US GAAP
(MM USD)

Net Income

	3Q04 MM USD	2Q04 MM USD	3Q03 MM USD	Jan-Sep ´04 MM USD	Jan-Sep ´03 MM USD
Net income under CNSF GAAP	(6.3)	(6.6)	8.8	18.4	31.8
Reserves Adjustments	4.6	2.6	(4.6)	5.7	(7.6)
Investments Adjustments	27.1	36.4	1.0	41.7	2.7
Deferred Taxes	(5.2)	(6.6)	1.7	(10.1)	28.1
Deferred Acquisition Costs	0.1	1.1	5.2	(0.2)	2.6
Monetary Positions Adjustments	(13.0)	(25.6)	7.0	(25.8)	16.2
Others	7.7	19.7	(10.1)	19.2	(1.0)
Net Increase	21.3	27.6	0.3	30.6	41.2
Net Income Under US GAAP	**15.0**	**20.9**	**9.0**	**49.0**	**73.0**

- ***Seguros Inbursa´s*** *net income reached $15.0 MM USD during 3Q04 and under US GAAP, $21.3 MM USD more than those registered under the CNSF rules during the same period. This result is mainly explained by $39.5 MM USD add-backs coming from reserves, investments, deferred acquisition cost and other adjustments together with $18.2 MM USD deductions in monetary positions and deferred taxes adjustments.*

Stockholders' Equity

	3Q04 MM USD	2Q04 MM USD	3Q03 MM USD
Stockholders´equity under CNSF GAAP	196.4	197.8	190.1
Adjustments on Assets	41.5	78.3	84.9
Deferred Acquisition Cost	57.4	58.4	58.1
Fixed Assets	(33.7)	(14.5)	28.6
Others	17.8	34.4	(1.8)
Reserves Adjustments	397.3	289.6	252.6
Deferred Taxes	(249.4)	(228.3)	(176.0)
Others	50.0	88.4	1.2
Net Increase	239.4	228.0	162.7
Stockholders´Equity Under US GAAP	**435.8**	**425.8**	**352.8**

- ***Seguros Inbursa's*** *Stockholders' equity resulted $435.8 MM USD under US GAAP at the end of September, 2004 compared with $196.4 MM USD under the CNSF rules. The difference is basically explained by: $41.5 MM USD, $397.3 MM USD and $50.0 MM USD add-backs from assets, reserves and other adjustments, respectively, and deductions of $249.4 MM USD from deferred taxes.*

SEGUROS INBURSA
(Insurance)

Seguros Inbursa posted $80.3 MM Ps losses during 3Q04. This result was due to the 94.9% increase in technical reserves mainly in the life and property and casualty businesses according with the new regulation. If compared 9M04 with 9M03 net income decreased 43%, even though a 1% and 42% increase in premiums and net financial income, respectively that were off-set by a 44% and 57% growths in reserves provisions and monetary position adjustments for each case.

Net Financial income reached $852.2 MM Ps profits compared with $599.4 MM Ps in 9M04 and 9M03, respectively, a 42% increase in 2004. This result is mainly explained by better market conditions

Seguros Inbursa remains as one of the most efficient insurance companies in the country maintaining accurate combined ratios in the different lines of businesses.

Seguros Inbursa Selected Financial Information

MM Ps	3Q04	2Q04	3Q03	9M04	9M03	Chg
Direct Premiums	2,039.8	2,112.6	2,379.4	6,199.2	6,127.7	1%
Reserves Provisions	606.9	311.3	471.9	1,070.7	744.4	44%
Technical Income	(169.0)	(221.5)	320.3	(118.9)	598.3	-120%
Net Financial Income	175.7	269.2	96.5	852.2	599.4	42%
Repomo	(143.5)	(4.5)	(85.4)	(293.7)	(187.6)	57%
Net Income	(80.3)	(66.8)	112.6	209.7	368.2	-43%
Assets	17,232.6	16,967.8	15,818.4	17,232.6	15,818.4	9%
Investments & Cash	13,868.3	13,299.9	12,003.7	13,868.3	12,003.7	16%
Reserves	12,925.9	12,573.7	11,387.3	12,925.9	11,387.3	14%
Stockholders' Equity	2,236.7	2,318.8	2,199.9	2,236.7	2,199.9	2%

Combined Ratios by lines of business

Total Premiums	Combined Ratio (Sep '04)	Combined Ratio (Sep '03)
P&C	85.2%	76.2%
Automobile	94.4%	102.0%
Acc. & Health	96.4%	95.7%
Total	**94.1%**	**92.7%**

Selected Figures

	RATIOS		Market Avg
	3Q04	3Q03	Jun '04
Investments & cash / Assets	80.5%	75.9%	77.3%
Investments & cash / Reserves	1.07	1.05	1.06
Combined Ratio	94.1%	92.7%	95.0%

Premiums Breakdown

Total Premiums	Breakdown 9M '04	Growth Rate 9M04 vs 9M03
P&C	27.6%	-10.0%
Automobile	24.7%	-11.2%
Life	35.4%	20.8%
Acc. & Health	12.4%	7.6%
Total	**100%**	**1.2%**

When compared 9M04 with 9M03, total premiums increased 1.2%.

Automobile *business decreased 11.2% while improving combined ratio to 94.4% as of September 2004. This result is mainly explained by a price war in this market during the year in which Inbursa's strategy was oriented to concentrate efforts in accurate risks by tariffs differentiation.*

Property & casualty *decreased 10.0% basically explained by tariff reductions due to the re-insurance costs decreased.*

Life and A&H *businesses increased 20.8% and 7.6%, respectively. This result is mainly explained by the growth in client base as well as cross-selling due to synergies obtained with the retail strategy.*

PENSIONES INBURSA Under US GAAP
(MM USD)

Net Income

	3Q04 MM USD	2Q04 MM USD	3Q03 MM USD	Jan-Sep ´04 MM USD	Jan-Sep ´03 MM USD
Net income under CNSF GAAP	155.2	17.7	5.8	193.2	55.5
Reserves Adjustments	0.6	(0.9)	0.9	(0.2)	3.7
Investments Adjustments	4.1	25.2	(8.6)	28.3	(17.9)
Deferred Taxes	(0.8)	(3.4)	(0.7)	(5.5)	(27.8)
Deferred Acquisition Costs	(0.3)	(0.0)	(0.2)	(0.4)	(0.1)
Monetary Positions Adjustments	20.9	0.1	11.3	39.3	25.7
Others	(12.3)	(1.4)	(7.3)	(29.6)	(12.1)
Net Increase	12.2	19.5	(4.5)	32.1	(28.5)
Net Income Under US GAAP	**167.5**	**37.3**	**1.3**	**225.3**	**27.1**

- *Under USGAAP, Pensiones Inbursa net income stood at $167.5 MM USD in 3Q04 compared with $155.2 MM USD under the CNSF rules, $12.2 MM USD more. This result is explained by add-backs of $25.6 MM USD coming from reserves, investments and Monetary Position adjustments as well as deductions of $13.4 MM USD explained by deferred taxes and acquisitions costs and other adjustments during the quarter.*

Stockholders' Equity

	3Q04 MM USD	2Q04 MM USD	3Q03 MM USD
Stockholders´equity under CNSF GAAP	780.1	611.8	536.2
Investments Adjustmens	325.9	266.9	84.3
Reserves Adjustments	155.0	151.9	145.3
Deferred Taxes	(203.8)	(125.4)	(106.0)
Others	(192.5)	(212.5)	(30.7)
Net Increase	84.6	80.9	92.9
Stockholders´Equity Under US GAAP	**864.7**	**692.7**	**629.1**

- *Pensiones Inbursa's Stockholders' equity resulted $864.7 MM USD under US GAAP in 3Q04 compared with $780.1 MM USD under the CNSF rules. The difference is basically explained by: $325.9 MM USD and $155.0 MM USD add-backs from investments and reserves adjustments, respectively, and deductions of $203.8 MM USD and $192.5 MM USD from deferred taxes and other adjustments, respectively.*

PENSIONES INBURSA

(Annuities)

Pensiones Inbursa´s net income reached $1,755.3 MM Ps during 3Q04 that favorable compares with $214.9 MM Ps and $91.9 MM Ps obtained in 2Q04 and 3Q03, respectively. This result is mainly explained by the equity restructure of Grupo Televicentro during the quarter when Inbursa received 198.9 million CPO´s of Grupo Televisa and represented $1,956.2 MM Ps net of taxes extraordinary income.

It is worth to recall that Sinca Inbursa sold its 25% stake in Grupo Televicentro to Promotora Inbursa, a subsidiary of Pensiones Inbursa, during 1Q03. It is worth to mention that before the restructure, the Televicentro´s investment was accounted for through the equity method in Inbursa´s financial statements and from August on this investment is registered at the CPO´s market value.

Selected Financial Information

MM Ps	3Q04	2Q04	3Q03	9M04	9M03	Chg
Direct Premiums	50.6	309.4	140.3	435.4	489.4	-11%
Reserves Provisions	(55.6)	201.6	35.1	160.5	258.6	-38%
Acquisition cost	(1.8)	(2.5)	(18.7)	(11.0)	(68.9)	-84%
Technical Income	(72.6)	(67.2)	(95.6)	(275.8)	(363.4)	-24%
Net Financial Income	193.9	214.4	135.0	657.2	632.7	4%
Repomo	(232.1)	(7.9)	(138.0)	(448.0)	(296.9)	51%
Income from Subs.*	1,673.1	145.3	108.9	1,968.4	535.0	268%
Net Income	1,755.3	214.9	91.9	2,199.8	642.7	242%
Assets	21,589.6	19,909.2	18,596.8	21,589.6	18,596.8	16%
Investments	21,354.3	19,688.8	18,378.3	21,354.3	18,378.3	16%
Reserves	12,602.2	12,660.9	12,276.7	12,602.2	12,276.7	3%
Stockholders' Equity	8,884.0	7,172.3	6,203.7	8,884.0	6,203.7	43%

***Promotora Inbursa**

Investments increased from $18,378.3 MM Ps at the end of September, 2003 to $21,354.3 MM Ps as of 3Q04, representing a 16% growth. This result is mainly explained by higher level of operations in Promotora Inbursa, Pensiones Inbursa subsidiary, after it´s equity increase.

Stockholders´ equity stood at $8,884.0 MM Ps as of September 2004, a 43% increase relative to 3Q03. This was the result of the equity reallocation of Grupo Financiero Inbursa that was completed at the end of July 2003 as well as the additional income from the Televicentro´s Investment.

OPERADORA INBURSA
(Mutual Funds)

Operadora Inbursa posted $123.5 MM Ps profits during the first nine months of 2004 compared with $119.8 MM Ps in the same period of the previous year, representing 3.1% increased .

Funds under management reached $22,794.4 MM Ps at the end of the quarter.

Funds Under Management
September 2004

Dinbur
$3.0 bn Ps



CD's
23%
Gov. Bonds
(Nom. Rate)
40%
Gov. Bonds
(Real Rate)
37%

Fonibur
$7.6 bn Ps



Gov.
Securities
13%
Stocks
85%
CD's
2%

Fondo Inbursa
$4.5 bn Ps



Gov.
Securities
14%
CD's
5%
Stocks
81%

Inburex
$7.6 bn Ps



Long Term
Debt
20%
Gov. Bonds
(Nom. Rate)
53%
MTNs
27%

Mutual Funds
(September, 2004)

FUND	PORTFOLIO	ASSETS (MM Ps)	ANUALIZED RETURN	ANUALIZED RETURN	
				MKT AVG.	MSE
DINBUR	Fixed Income	3,043.7	5.06%	4.20%	
INBUREX	Fixed Income	7,610.3	5.73%	4.32%	
INBURSA	Stock´s, Bonds $ M.M.	4,533.4	32.55%	15.13%	24.58%
FONIBUR	Stock´s, Bonds $ M.M.	7,607.1	36.32%	15.13%	

* MSE = Mexican Stock Exchange

INVERSORA BURSATIL

(Brokerage House)

Inversora Bursatil posted profits of $280.4 MM Ps during 9M04, 148% higher than those registered during 9M03. This result is mainly explained by the significant participation of Inbursa in the largest corporate restructures in the country (ICA and Desc), as well as better market conditions and higher levels of operations during the half of 2004.

During the third quarter of 2004 Inversora Bursatil underwrote $36.3 Bn Ps for an accumulated amount of $120.6 Bn Ps in Commercial Paper, continuing its leadership in this segment of business in Mexico.

Select Figures

MM Ps.	3Q04	2Q04	3Q03	9M04	9M03	Chg
Operating Margin	70.1	167.4	48.3	413.2	163.3	153%
Interest Income	(7.3)	6.4	0.7	5.4	3.5	54%
Net Income	51.1	115.6	34.9	280.4	113.3	148%
Total Assets	1,267.4	1,199.8	1,020.3	1,267.4	1,020.3	24%
Investment Portfolio	1,029.8	965.1	815.9	1,029.8	815.9	26%
Stockholders' Equity	1,024.2	975.5	821.8	1,024.2	821.8	25%
Assets in Custody	597,356.6	571,546.2	429,114.9	597,356.6	429,114.9	39%

FIANZAS GUARDIANA INBURSA

(Bonds)

During the first nine months of 2004, Fianzas Guardiana Inbursa posted profits of $159.7 MM Ps, compared with $123.8 MM Ps obtained in the same period of the previous year, a 29% increase. This result is mainly explained by the release of reserves during 9M04 that were in excess according with the new regulation as well as the increased of 18% in premiums.

Select Figures

MM Ps	3Q04	2Q04	3Q03	9M04	9M03	Chg
Direct Premiums	97.4	82.8	76.1	260.5	220.7	18%
Technical Income	43.7	45.2	118.8	112.0	140.8	-20%
Earnings From Investments	1.2	2.3	2.2	4.2	19.3	-78%
Monetary Position	(9.3)	(0.3)	(4.9)	(17.3)	(11.2)	55%
Net Income	74.6	52.7	85.6	159.7	123.8	29%
Total Assets	1,090.3	984.8	872.5	1,090.3	872.5	25%
Investments	943.5	847.8	786.1	943.5	786.1	20%
Reserves	204.4	207.6	220.5	204.4	220.5	-7%
Stockholders' Equity	729.5	655.7	529.0	729.5	529.0	38%

APPENDIX
US GAAP

Investment by Company

Investment by Company

MM USD	3Q04 $	3Q04 %	2Q04 $	% chg vs. 2Q04	3Q03 $	% chg vs. 3Q03
Banco Inbursa	1,782.1	56%	1,706.6	4%	1,545.2	15%
Operadora	37.6	1%	33.6	12%	32.0	17%
Seguros	435.8	14%	425.8	2%	352.8	24%
Pensiones	774.4	24%	623.3	24%	565.1	37%
Fianzas	69.8	2%	62.5	12%	53.2	31%
Inversora	89.8	3%	83.2	8%	70.5	27%
Others	6.8	0%	6.4	5%	58.5	-88%
Total	**3,196.2**	**100%**	**2,941.6**	**9%**	**2,677.3**	**19%**

Net Income

MM USD	3Q04 $	3Q04 %	2Q04 $	% chg vs. 2Q04	3Q03 $	% chg vs. 3Q03	Jan - Sep 2004	Jan - Sep 2003	% Chg
Banco Inbursa	44.8	18%	50.5	-11%	7.1	529%	120.9	40.7	197%
Operadora	4.0	2%	3.2	25%	3.3	22%	11.9	11.4	5%
Seguros	15.0	6%	20.9	-28%	9.1	66%	49.0	73.0	-33%
Pensiones	167.5	69%	37.3	349%	1.3	12813%	225.3	27.1	732%
Fianzas	6.3	3%	6.9	-9%	(2.3)	-370%	14.8	4.4	238%
Inversora	5.7	2%	10.1	-44%	3.5	61%	27.3	11.1	147%
Others	0.2	0%	0.4	-46%	0.9	-73%	1.3	3.2	-58%
Total	**243.6**	**100%**	**129.5**	**88%**	**22.9**	**965%**	**450.4**	**170.7**	**164%**

Sources & Uses of Funds
(MM USD)

SOURCES	Stockholders' Equity	Debt	Reserves	Deferred Taxes	Other Liabilities	Total
Banco Inbursa	1,782.1	4,208.4	524.8	58.3	130.5	**6,704.1**
Seguros Inbursa	435.8	-	987.1	19.9	111.9	**1,554.7**
Pensiones Inbursa	774.4	-	1,093.4	203.8	384.0	**2,455.7**
Inversora Bursátil	89.8	-	-	5.9	15.4	**111.1**
Operadora Inbursa	37.6	-	-	3.1	3.0	**43.7**
Fianzas G-Inbursa	69.8	-	17.7	-	3.7	**91.2**
Others	6.5	5.9	-	0.0	-	**12.4**
TOTAL	**3,195.9**	**4,214.3**	**2,623.1**	**291.1**	**648.7**	**10,973.0**

USES	Investment* Portfolio	Loan Portfolio	Fixed Income MM Portfolio	Fixed Assets	Other Assets	Total
Banco Inbursa	1,387.1	4,225.1	719.0	16.2	356.9	**6,704.1**
Seguros Inbursa	235.3	35.1	695.2	84.2	505.0	**1,554.7**
Pensiones Inbursa	852.6	-	1,000.2	-	602.9	**2,455.7**
Inversora Bursátil	91.4	-	4.1	2.4	13.2	**111.1**
Operadora Inbursa	7.5	-	31.4	-	4.8	**43.7**
Fianzas G-Inbursa	46.7	5.1	25.1	5.1	9.2	**91.2**
Others	3.5	0.3	-	10.1	(1.5)	**12.4**
TOTAL	**2,624.1**	**4,265.5**	**2,474.9**	**118.0**	**1,490.5**	**10,973.0**

*: Includes stocks and investments in other subsidiaries (i.e. Sinca, Afore...)

Loan Portfolio

MM USD	3Q04	%	2Q04	%	3Q03	%
TOTAL LOAN PORTFOLIO	**4,303**	**100%**	**4,074**	**100%**	**3,447**	**100%**
Commercial	3,918	91%	3,714	91%	3,124	91%
Financial Institutions	69	2%	79	2%	63	2%
Consumer	252	6%	243	6%	244	7%
Housing	43	1%	23	1%	5	0%
Federal Government	0	0%	0	0%	0	0%
Fobaproa / IPAB	0	0%	0	0%	0	0%
PAST DUE LOANS	**20**	**0%**	**15**	**0%**	**11**	**0%**
LOAN LOSS RESERVES	**531**	**12%**	**504**	**12%**	**440**	**13%**

	3Q04	2Q04	3Q03
Pesos	55%	48%	53%
USD	45%	52%	47%
Secured *	78%	78%	84%
Unsecured	22%	22%	16%

* Collateral, real guarantees and guarantors

APPENDIX
Banco Inbursa

CAPITALIZATION
(Constant MM Pesos as of September 30, 2004)

	TIER 1 CAPITAL	**18,814**
STOCKHOLDERS' EQUITY		22,287
SUBORDINATED DEBT & CAPITALIZATION INSTRUMENTS		-
LESS:	INVESMENT IN SUBORDINATED DEBT	-
	INVESTMENTS IN FINANCIAL INSTITUTIONS	1,953
	INVESTMENTS IN NON-FINANCIAL INSTITUTIONS	1,187
	FINANCING GRANTED FOR THE AQUISITION OF SHARES	-
	OF THE BANK OR OTHER GROUP SUBSIDIARIES	-
	EXCESS ON DEFERRED TAXES	-
	RESTRUCTURING CHARGES & OTHER INTANGIBLES	334
	PREVENTIVE RESERVES PENDING TO BE CONSTITUITED AND CONSTITUITED	-
	OTHER ASSETS	-
	TIER 2 CAPITAL	**684**
CAPITALIZATION INSTRUMENTS		-
GENERAL PREVENTIVE RESERVES		684
SUBORDINATED DEBT		-
	TIER 1 & 2 CAPITAL	**19,498**

RISK - WEIGHTED ASSETS

MARKET RISK - WEIGHTED ASSETS	RISK WEIGHTED ASSETS	REQUIRED CAPITAL
PESO NOMINAL INTEREST RATE OPERATIONS	18,823	1,506
PESO OR UDI REAL INTEREST RATE OPERATIONS	292	23
FOREIGN CURRENCY NOMINAL INTEREST RATE	3,590	287
POSITION IN UDIS OR WITH A RETURN INDEXED TO INFLATION	4	0
POSITIONS IN FOREIGN CURRENCY OR INDEXED TO THE FX RATE	3,714	297
POSITIONS IN SHARES OR INDEXED TO THE PRICE OF SECURITIES	2,147	172
TOTAL	**28,570**	**2,286**

CREDIT RISK - WEIGHTED ASSETS	RISK WEIGHTED ASSETS	REQUIRED CAPITAL
GRUOP I (RISK WEIGHT 0 %)	-	-
GRUOP II (RISK WEIGHT 20 %)	1,510	121
GRUOP III (RISK WEIGHT 100 %)	53,213	4,257
SUB-TOTAL	**54,723**	**4,378**
CAPITAL REQUIREMENTS ON: PERMANENT EQUITY, FURNITURE & EQUIPMENT, PREPAYMENTS AND DEFERRED CHARGES	1,458	117
TOTAL	**56,181**	**4,494**

INVESTMENT IN SECURITIES
September 30, 2004
(Constant 000´s Pesos as of September 30, 2004)

TRADING PORTFOLIO	**13,113,135**
Securities	1,354,754
Securities Issued by Finantial Institutions	67,100
Bonds	3,158,221
Government Securities	8,499,579
Other Issues (CPO´s)	33,481
SECURITIES HELD FOR SALE	**1,844**
Government Securities	1,844
SECURITIES HOLD TO MATURITY	**6,238,244**
Bearer Notes	2,676,274
Credit Link	3,524,404
Commercial paper	37,566

REPURCHASE PORTFOLIO
September 30, 2004
(Constant 000´s Pesos as of September 30, 2004)

REPURCHASE AGREEMENTS	**1,111**
Cetes	304
Bondes	807
Bankers´ Acceptances	0
RESELL AGREEMENTS	**8,177**
Cetes	1,398
Bondes	6,762
Bankers´ Acceptances	17

DEFERRED TAXES
September 30, 2004
(Constant 000´s Pesos as of September 30, 2004)

TOTAL DEFERRED TAXES	**450,539**
Foreign Exchange Investments	-16,730
Investments	0
Stocks	0
Permanent Equity Investments	60,265
Bonds	21,652
Repos	3,181
Forwards	-8,854
Swaps	410,925
Futures 24/48 hrs	51
Fiscal losses	-83,947
Amort. buy-sell portfolio	75,668
Forex	-11,672

LOAN PORTFOLIO
(Constant MM Pesos as of September 30, 2004)

	3Q04	
	PERFORMING LOANS	NON PERFORMINGLOANS
Commercial	44,314	221
Interbank	787	-
Consumer	2,874	2
Mortgages	491	6
Government	-	-
Fobaproa Bonds	-	-
Total	**48,467**	**229**

LOAN PORTFOLIO	3Q04
Total Loan Portfolio	48,696
Loan Loss Reserves	6,049
TOTAL LOAN PORTFOLIO (NET)	**42,647**

LOAN PORTFOLIO BREAKDOWN BY CURRENCY	PESOS	UDI´s	USD	TOTAL BANK
PERFORMING LOANS				
Commercial	21,164	1,637	21,514	**44,315**
Interbank	749	-	38	**787**
Consumer	2,472	402	-	**2,874**
Mortgages	482	9	-	**491**
Government	-	-	-	-
Fobaproa Bonds	-	-	-	-
Total Performing Loans	**24,867**	**2,048**	**21,552**	**48,467**
NON PERFORMING LOANS				
Commercial	96	1	124	**221**
Interbank	-	-	-	**0**
Consumer	2	-	-	**2**
Mortgages	6	-	-	**6**
Total Non Permorming Loans	**104**	**1**	**124**	**229**

INBURSA: ALLOWANCE FOR LOAN LOSS RESERVES	
Loan Loss Reserves at June 30, 2004 (constant million pesos as of September 30, 2004)	**5,886**
- Adjustment for inflation Jun - Sep ´04	79
Loan Loss Reserves at June, 2004 (million nominal pesos)	**5,807**
+ Provisions recorded during the period	-38
+ Currency valuation & other	280
Loan Loss Reserves at September 30, 2004.	**6,049**

The risk rating of the lines of credit and the necessary preventive reserves are calculated according to the standard process established in the circular 1480 of the national banking and securities commission (CNBV) dated September 29, 2000

LOAN PORTFOLIO RATINGS
(Constant MM Pesos as of September 30, 2004)

	Loan Subject to Clasification	Loan Loss Reserves
LOAN PORTFOLIO	**51,541**	**6,049**
Commercial Loans	**47,411**	**5,938**
Risk "A"	23,755	167
Risk "B"	11,725	1,347
Risk "C"	11,077	3,572
Risk "D"	1	1
Risk "E"	852	851
Except Federal Government	0	0
Interbank Loans	**787**	**43**
Risk "A"	597	3
Risk "B"	182	36
Risk "C"	8	3
Risk "D"	0	0
Risk "E"	0	0
Mortgages Loans	**498**	**53**
Risk "A"	67	1
Risk "B"	343	12
Risk "C"	88	40
Risk "D"	0	0
Risk "E"	0	0
Consumer Loans	**2,845**	**16**
Risk "A"	2,843	14
Risk "B"	1	0
Risk "C"	0	0
Risk "D"	1	0
Risk "E"	1	1
Aditional Reserves		**1**

MM current Ps as of September, 2004

	PORTFOLIO		REQUIRED RESERVES	
Risk	**% of risk**	**Notional**	**% in provision**	**Notional**
A	52.9%	27,263	0% - 0.99%	185
B	23.8%	12,250	1% - 19.99%	1,395
C	21.7%	11,173	20% - 59.99%	3,616
D	0.0%	2	60% - 89.99%	1
E	1.7%	853	90% - 100%	851
Subtotal	**100%**	**51,541**		6,048
Plus:			Plus:	
Non-Classified portfolio	-	-	Aditional estimates	1
Plus:				
Exceptued portfolio	0.0%	0		
Total Credit Portfolio	**100%**	**51,541**	**Total Reserves**	6,049

NOTES:

1.- ACCOUNTING INFORMATION RELATIVE TO THE LOAN CLASSIFICATION OF THE PORTFOLIO FOR THE QUARTER ENDING SEPTEMBER 30,2004, WITH A RISK EXPOSURE RATE OF THE PORTFOLIO BASED UPON THE RATINGS GRANTED AS OF SEPTEMBER 30, 2004. THIS PROCEDURE FOLLOWS THE GUIDE LINES OF THE CNBV.

2.- IN ACCORDANCE WITH LOAN CLASSIFICATION RULES, THE INSTITUTION IS OBLIGED TO GRADE INDIVIDUALLY AT LEAST 80% OF ITS LOAN PORTFOLIO SUBJECT TO RATING

3.- BASE LOAN PORTFOLIO CLASSIFIED INCLUDES CONTINGENT OPERATIONS SHOWN IN ITS CORRESPOPNDING GROUP FOR MEMORANDOM ACCOUNTS AT THE END OF THE CONSOLIDATED BALANCE SHEET REPORTED ON SEPTEMBER 30, 2004.

4.- IN ACCORDANCE WITH THE REGULATION 1460, PREVENTIVE RESERVES INCLUDES THE MORTGAGE PORTFOLIO PROVISIONS AS OF SEPTEMBER 2004 FOR $3,820,000 Ps

5.- IN ACCORDANCE WITH THE REGULATION 1488, PREVENTIVE RESERVES INCLUDES THE PAST DUE LOANS INTEREST PROVISIONS FOR $680,000 Ps

6.- IN ACCORDANCE WITH THE REGULATION 1493, PREVENTIVE RESERVES INCLUDES THE CONSUMER PORTFOLIO PROVISIONS AS OF SEPTEMBER 2004 FOR $14,031,000, $1,000, $238,000, $470,000 and $772,000 THAT CORRESPONDS TO RISKS "A", "B", "C", "D" AND "E", RESPECTIVELY.

7.- THE OUTCOME OF THIS CREDIT RISK RATING IS INCLUDED IN THE CONSOLIDATED BALANCE SHEET REPORTED AS OF SEPTEMBER 30, 2004.

DERIVATIVES INSTRUMENTS

(Constant 000's Pesos as of September ´04)

	Pesos
Hedging Derivatives	
Forwards	
Bid	18,385,827.5
Ask	15,958,814.0
Transactional Derivatives	
Forwards	
Bid	4,096,692.8
Ask	1,066,552.0
Futures	
TIIE 28	28,300,000.0
Cetes 91	800,000.0
Pesos	3,033,500.0
TOTAL	**26,676,345.7**

MATURITY	TOTAL
1 to 7 days	60,679
8 days to 1 month	472,536
1 to 3 months	607,208
3 to 6 months	35,548
6 to 9 months	113,444
9 months to 1 year	1,112,311
1 to 2 years	631,143
2 to 3 years	-
3 to 4 years	19,056
4 to 5 years	1,225
5 to 7 years	-
7 to 9 years	-
more than 9	-
TOTAL	3,053,150

INTERBANK LOANS & OTHER

(Constant 000's Pesos as of September ´04)

	June 30,2004
Pesos	1,532,606
USD*	1,520,544
TOTAL	**3,053,150**

BALANCE:

PESOS	Balance	Weighted
Discounts	984,156	
Interbanking	548,450	
	1,532,606	**7.77%**

USD*	Balance	Weighted
Loans from foreing banks	1,515,082	
Loans from national banks	5,462	
	1,520,544	**1.90%**

*** Figures in USD are expressed in Pesos**

US GAAP
Financial Statements

GRUPO FINANCIERO INBURSA
Consolidated Income Statement
US GAAP
(MM USD)

	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04
Interest Income	127.1	109.0	99.3	104.2	100.2	194.3	149.9
Interest Expense	*50.4*	*155.1*	*45.3*	*(7.6)*	*30.1*	*38.8*	*38.2*
FINANCIAL MARGIN	**76.7**	**(46.1)**	**54.0**	**111.8**	**70.2**	**155.4**	**111.7**
Loan Loss Provisions	30.5	27.9	26.5	18.2	23.6	28.5	24.5
RISK ADJUSTED NII	**46.2**	**(74.1)**	**27.5**	**93.6**	**46.5**	**126.9**	**87.2**
Premiums	116.5	147.7	138.1	131.7	139.3	169.4	134.6
Comissions & Tariffs	16.1	35.0	22.8	20.6	19.0	41.3	24.6
Market-Related Income	*87.9*	*92.9*	*50.3*	*61.0*	*39.7*	*89.0*	*296.7*
TOTAL OPERATING INCOME	**266.7**	**201.5**	**238.7**	**306.8**	**244.6**	**426.6**	**543.1**
Aquisiton Cost	29.8	30.2	27.8	27.5	30.8	29.7	32.2
Contrctual obligatios & other net Cost	80.2	93.4	95.9	107.4	113.7	114.9	95.3
Policies dividends	0.1	3.3	2.3	3.2	2.5	1.2	1.9
Other Insurance & Bond reserves	3.8	0.2	2.0	1.9	1.6	1.8	1.6
Administrative Expenses	*17.8*	*54.7*	*48.6*	*52.7*	*36.4*	*57.0*	*48.5*
OPERATING INCOME	**134.9**	**19.7**	**62.1**	**114.1**	**59.6**	**222.1**	**363.7**
Other Expenses (Products)	5.2	(5.2)	(5.0)	3.1	(23.6)	15.7	(3.8)
NET INCOME BEFORES TAXES	**129.8**	**24.9**	**67.1**	**111.0**	**83.2**	**206.4**	**367.5**
Incurred Income Tax	*25.7*	*5.5*	*21.4*	*(3.4)*	*13.8*	*14.0*	*14.8*
Deferred Income Tax	14.8	21.8	5.6	(13.3)	(14.4)	72.8	116.4
NET INCOME BEFORE SUBSIDIARIES	**89.2**	**(2.4)**	**40.1**	**127.7**	**83.8**	**119.6**	**236.2**
Participated net income from subs.	44.4	10.2	(14.7)	16.9	(6.2)	16.3	31.5
RESULTS FROM CONTINUED OPERATION	**133.6**	**7.7**	**25.4**	**144.6**	**77.6**	**135.8**	**267.7**
NET INCOME	**133.6**	**7.7**	**25.4**	**144.6**	**77.6**	**135.8**	**267.7**
MINORITY INTEREST	**(0.1)**	**(6.3)**	**2.5**	**(3.6)**	**0.2**	**6.3**	**24.2**

GRUPO FINANCIERO INBURSA
Consolidated Balance Sheet
US GAAP
(MM USD)

ASSETS	Mar-03	Jun-03	Sep-03	Dic-03	Mar-04	Jun-04	Sep-04
Cash & due from Banks	**1,096.7**	**707.9**	**568.0**	**549.0**	**821.6**	**739.9**	**715.0**
Financial Instruments	**2,812.0**	**3,704.8**	**3,763.3**	**3,808.6**	**4,331.3**	**3,936.5**	**4,947.3**
Negotiable	1,121.7	1,943.3	1,586.6	1,757.3	1,669.4	1,138.3	2,268.3
For Sale	698.1	705.1	644.7	560.3	1,341.5	1,267.5	1,099.1
Held to Maturity	992.2	1,056.5	1,532.0	1,491.1	1,320.3	1,530.6	1,579.8
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Investments in Real State for Leasing	**11.6**	**12.0**	**11.8**	**11.5**	**11.4**	**11.1**	**11.1**
Repos & Derivatives	**828.6**	**917.9**	**766.1**	**781.6**	**777.2**	**219.9**	**202.9**
Repo Operations	7.3	7.6	7.9	8.3	7.7	4.6	1.6
Securities to be received in credit Operations	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	821.3	910.3	758.2	773.3	769.5	215.4	201.3
LOANS	**4,204.2**	**4,156.8**	**3,427.7**	**3,718.4**	**3,807.9**	**3,639.2**	**3,980.4**
Commercial	3,836.8	3,734.3	3,116.4	3,396.1	3,469.3	3,294.5	3,615.8
Interbank	358.6	414.4	62.6	75.8	82.3	78.9	69.1
Consumer	0.7	0.9	243.5	237.7	239.6	242.7	252.4
Housing	8.1	7.1	5.1	8.7	16.7	23.1	43.2
Federal Government	0.0	0.0	0.0	0.0	0.0	0.0	0.0
FOBAPROA/IPAB	0.0	0.0	0.0	0.0	0.0	0.0	0.0
PAST-DUE LOANS	**70.6**	**19.2**	**11.4**	**16.6**	**16.9**	**15.2**	**20.0**
TOTAL GROSS LOANS	**4,274.8**	**4,176.0**	**3,439.1**	**3,735.0**	**3,824.9**	**3,654.4**	**4,000.4**
Loan Loss Reserves	387.4	421.8	440.2	455.6	480.7	503.9	531.1
TOTAL NET LOANS	**3,887.4**	**3,754.2**	**2,998.9**	**3,279.4**	**3,344.1**	**3,150.4**	**3,469.3**
Receivables,Sundry Debtors & Adv. Payments	1,200.2	1,627.9	715.5	472.6	616.7	814.1	614.4
Fixed Assets (net)	151.4	158.6	151.8	80.7	142.8	174.7	192.5
Repossessed Assets	1.8	1.9	1.8	1.7	1.8	1.7	1.7
Permanent Equity Investments	389.7	228.4	235.3	270.1	229.8	267.6	367.1
Deferred Taxes (net)	1.1	1.2	0.0	1.1	1.1	0.0	0.0
Other assets,deferred charges & intangible	287.6	276.5	334.9	418.6	356.9	330.0	239.7
TOTAL ASSETS	**10,668.2**	**11,391.4**	**9,547.4**	**9,674.8**	**10,634.6**	**9,645.9**	**10,761.1**

LIABILITIES	Mar-03	Jun-03	Sep-03	Dic-03	Mar-04	Jun-04	Sep-04
DEPOSITS	**2,910.0**	**3,339.3**	**2,786.7**	**2,820.8**	**3,591.9**	**3,459.5**	**3,980.2**
Demand Deposits	740.7	827.2	883.0	969.3	1,075.0	1,110.2	1,259.4
Time Deposits	96.8	111.1	97.9	102.1	123.5	111.4	95.6
Bank Bonds	167.0	172.8	0.0	0.0	0.0	0.0	0.0
MTN´ s	1,905.5	2,228.2	1,805.8	1,749.4	2,393.4	2,237.9	2,625.2
Contingency claim & Premium Reserves	**1,595.3**	**1,686.8**	**1,648.0**	**1,649.0**	**1,703.8**	**1,667.1**	**1,692.1**
INTERBANK LOANS & OTHER	99.7	402.8	202.0	305.5	28.4	226.5	71.3
REPO & DERIVATIVES OPERATIONS	**1,635.3**	**918.6**	**865.1**	**895.6**	**881.2**	**89.2**	**79.4**
Repo Operations	6.6	5.6	4.6	5.6	5.8	3.0	1.0
Credit related operations	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	1,628.7	913.0	860.6	890.1	875.4	86.2	78.4
OTHER ACCOUNTS PAYABLE	**1,206.3**	**1,647.1**	**766.2**	**594.3**	**913.1**	**563.9**	**921.0**
Income tax & Employee profit sharing	72.1	47.8	68.1	57.4	42.7	33.7	44.5
Other accounts payable	1,134.2	1,599.3	698.0	536.9	870.4	530.3	876.5
DEFERRED TAXES	496.5	548.7	534.4	548.4	554.0	605.3	726.5
DEFERRED CREDITS	0.1	0.1	0.1	0.1	0.1	19.6	0.1
TOTAL LIABILITIES	**7,943.1**	**8,543.4**	**6,802.5**	**6,813.7**	**7,672.5**	**6,631.2**	**7,470.5**
STOCKHOLDERS´ EQUITY							
SUSCRIBED CAPITAL	**1,010.1**	**1,009.0**	**1,009.0**	**1,008.7**	**1,008.7**	**1,008.7**	**1,008.7**
Paid-in Capital	1,010.1	1,009.0	1,009.0	1,008.7	1,008.7	1,008.7	1,008.7
EARNED CAPITAL	**1,700.9**	**1,783.1**	**1,668.3**	**1,781.4**	**1,879.7**	**1,932.9**	**2,187.5**
Retained Earnings	2,069.1	1,847.5	1,853.3	1,862.7	2,170.6	2,172.5	2,401.2
Adjusments for changes in Accounting Principles	(502.0)	(212.3)	(355.7)	(400.2)	(368.3)	(446.5)	(457.3)
Net Income of the period	133.8	147.8	170.7	318.9	77.4	206.9	243.6
Minority Interest	14.1	56.0	67.5	71.0	73.6	73.1	94.4
TOTAL STOCKHOLDERS´ EQUITY	**2,725.2**	**2,848.0**	**2,744.9**	**2,861.1**	**2,962.1**	**3,014.7**	**3,290.6**
LIABILITIES & STOCKHOLDERS' EQUITY	**10,668.2**	**11,391.4**	**9,547.4**	**9,674.8**	**10,634.6**	**9,645.9**	**10,761.1**

BANCO INBURSA
Consolidated Income Statement
US GAAP
(MM USD)

	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04
Interest Income	121.0	103.1	93.9	96.5	97.1	101.1	112.2
Interest Expense	51.3	154.4	46.7	(6.8)	32.3	30.4	34.6
Financial Margin	**69.7**	**(51.3)**	**47.2**	**103.3**	**64.7**	**70.7**	**77.6**
Loan Loss Provisions	30.5	27.9	26.5	18.2	23.6	28.5	24.5
Risk Adjusted Net Interest Income	**39.2**	**(79.2)**	**20.8**	**85.1**	**41.1**	**42.2**	**53.0**
Comissions and Fees	12.7	27.5	16.1	12.6	14.4	16.4	18.2
Market-Related Income	27.7	43.5	8.1	10.5	(32.1)	76.9	4.6
Operating Revenues	**79.6**	**(8.2)**	**45.0**	**108.3**	**23.3**	**135.5**	**75.8**
Non-Interest Expense	25.9	25.8	26.8	30.4	25.5	26.4	28.6
Operating Income	**53.7**	**(34.0)**	**18.2**	**77.9**	**(2.1)**	**109.1**	**47.2**
Other Income (Expenses)	0.0	0.0	0.0	0.0	0.0	0.3	(0.3)
Earnings Before Taxes	**53.7**	**(34.0)**	**18.2**	**77.9**	**(2.1)**	**109.4**	**46.9**
Incurred Income Tax & Profit Sharing	12.1	(1.1)	2.9	2.0	3.0	1.8	2.4
Deferred Income Tax	9.4	4.9	1.2	3.8	(22.6)	51.7	18.0
Net Income before Subsidiaries' Net Income	**32.2**	**(37.8)**	**14.1**	**72.1**	**17.5**	**55.9**	**26.5**
Subsidiaries' Net Income	39.1	(6.4)	(4.5)	(1.7)	8.3	(5.3)	18.6
Continous Operations' Net Income	**71.3**	**(44.2)**	**9.7**	**70.4**	**25.7**	**50.6**	**45.1**
Discontinued Operations & Extraordinary Items	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Minority Interest	0.1	6.3	(2.5)	3.6	(0.2)	(0.1)	(0.3)
Net Income	**71.4**	**(37.9)**	**7.1**	**74.0**	**25.5**	**50.5**	**44.8**

BANCO INBURSA
Consolidated Balance Sheet
US GAAP
(MM USD)

ASSETS	Mar-03	Jun-03	Sep-03	Dic-03	Mar-04	Jun-04	Sep-04
Cash & Due From Banks	**1,094.5**	**700.0**	**569.5**	**547.8**	**826.1**	**628.4**	**561.5**
Financial Instruments	**456.5**	**1,140.9**	**1,133.3**	**1,035.0**	**1,208.7**	**1,046.5**	**1,713.1**
Negotiable	448.0	1,130.6	628.7	568.3	798.9	545.1	1,191.9
For Sale	0.2	0.2	0.2	0.2	0.2	0.2	0.2
Held to Maturity	8.3	10.1	504.5	466.6	409.7	501.2	521.0
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**825.3**	**912.4**	**762.3**	**773.8**	**772.4**	**160.9**	**149.7**
Repo Operations	4.0	2.1	4.1	2.6	2.9	2.7	1.0
Derivatives	821.3	910.3	758.2	771.2	769.5	158.1	148.7
Guarantee Instruments	0.0	0.0	0.0	0.0	0.0	0.0	0.0
LOANS	**4,348.2**	**4,306.2**	**3,435.6**	**3,842.1**	**4,109.9**	**4,058.5**	**4,182.9**
Commercial	3,980.8	3,883.7	3,124.3	3,519.8	3,771.2	3,713.7	3,818.3
Interbank	358.6	414.4	62.6	75.8	82.3	78.9	69.1
Consumer	0.7	0.9	243.5	237.7	239.6	242.7	252.4
Housing	8.1	7.1	5.1	8.7	16.7	23.1	43.2
Federal Government	0.0	0.0	0.0	0.0	0.0	0.0	0.0
FOBAPROA	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Past-Due Loans	**70.6**	**19.2**	**11.4**	**16.6**	**16.9**	**15.2**	**20.0**
Total Gross Loans	**4,418.8**	**4,325.4**	**3,447.0**	**3,858.7**	**4,126.8**	**4,073.6**	**4,203.0**
Preventive Provision for Credit Risks	**387.4**	**421.8**	**440.2**	**455.6**	**480.7**	**503.9**	**531.1**
Total Net Loans	**4,031.4**	**3,903.7**	**3,006.8**	**3,403.1**	**3,646.1**	**3,569.7**	**3,671.8**
Receivables & Sundry Debtors	819.2	950.5	371.2	107.3	274.2	325.8	214.6
Fixed Assets (net)	12.7	16.5	20.2	19.6	17.8	33.2	33.5
Repossessed Property	1.8	1.9	1.8	1.7	1.8	1.7	1.7
Permanent Equity Investments	362.2	188.4	175.6	180.2	180.7	218.7	311.7
Deferred taxes (net)	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other assets,deferred charges & intangible	22.8	13.2	14.8	31.5	32.5	56.6	46.5
TOTAL ASSETS	**7,626.4**	**7,827.5**	**6,055.4**	**6,100.1**	**6,960.1**	**6,041.5**	**6,704.1**

LIABILITIES	Mar-03	Jun-03	Sep-03	Dic-03	Mar-04	Jun-04	Sep-04
Deposits	**2,914.2**	**3,376.3**	**2,792.3**	**2,826.2**	**3,597.3**	**3,466.4**	**3,991.0**
Demand Deposits	744.9	833.0	888.5	974.7	1,080.4	1,117.0	1,270.2
Time Deposits	96.8	111.1	97.9	102.1	105.1	111.4	95.6
Bank Bonds	167.0	172.8	0.0	0.0	0.0	0.0	0.0
MTN´s	1,905.5	2,259.4	1,805.8	1,749.4	2,411.8	2,237.9	2,625.2
Interbank Loans & Other	238.5	545.4	202.0	421.3	322.4	226.5	268.1
Repo Operations	3.2	0.6	0.9	0.2	1.9	1.5	0.2
Trading Options	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	1,628.7	913.0	860.6	890.1	875.4	86.2	78.4
Other Accounts Payable	614.7	1,123.4	415.1	126.6	328.5	279.6	306.7
Income Tax & Employee Profit Sharing	25.2	9.0	11.3	12.7	4.0	4.6	6.4
Deferred Taxes	225.0	237.7	224.4	223.2	201.9	246.6	267.2
Deferred Credits	0.1	0.1	0.1	0.1	0.1	19.6	0.1
TOTAL LIABILITIES	**5,649.6**	**6,205.4**	**4,506.6**	**4,500.3**	**5,331.5**	**4,331.1**	**4,918.0**
STOCKHOLDERS´ EQUITY							
SUSCRIBED CAPITAL	**987.1**	**987.1**	**987.1**	**987.1**	**987.1**	**987.1**	**987.1**
Paid-in Capital	987.1	987.1	987.1	987.1	987.1	987.1	987.1
Share subscription premium	0.0	0.0	0.0	0.0	0.0	0.0	0.0
EARNED CAPITAL	**989.7**	**635.0**	**561.6**	**612.6**	**641.4**	**723.3**	**799.0**
Capital Reserves	205.5	226.4	226.4	226.4	226.4	231.1	231.1
Retained Earnings	1,418.8	1,001.9	1,001.9	1,001.9	1,048.3	1,200.4	1,200.4
Adjustment for Changes on Accounting Principles	(708.8)	(630.3)	(710.8)	(733.8)	(662.6)	(788.0)	(757.4)
Net income of the period	71.4	33.5	40.7	114.7	25.5	76.0	120.9
Minority Interest	2.8	3.5	3.5	3.5	3.8	3.8	4.0
Total Stockholders´ Equity	**1,976.8**	**1,622.2**	**1,548.8**	**1,599.8**	**1,628.6**	**1,710.4**	**1,786.1**
LIABILITIES & STOCKHOLDERS´ EQUITY	**7,626.4**	**7,827.5**	**6,055.4**	**6,100.1**	**6,960.1**	**6,041.5**	**6,704.1**

SEGUROS INBURSA
Income Statement
US GAAP
(MM USD)

	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04
Revenue	**140.4**	**151.8**	**145.5**	**142.5**	**167.9**	**168.4**	**148.1**
Premiums	113.8	133.2	129.6	130.9	142.9	150.4	135.5
Investments Net.	26.6	18.6	15.9	11.5	25.0	18.0	12.7
Expenses and Claims	**107.2**	**117.5**	**125.8**	**144.4**	**145.6**	**142.3**	**125.1**
Claims and Other Contractual Obligations	63.1	74.7	76.1	88.0	93.0	97.8	76.5
Acquisition Cost	28.4	27.6	26.7	26.0	30.6	30.2	31.9
Policies Dividends	0.1	3.3	2.3	3.2	2.5	1.2	1.9
Other Reserves Increase	0.0	0.0	0.0	0.0	0.0	0.4	(0.0)
Operating Expenses	15.6	11.9	20.7	27.2	19.5	12.8	15.0
Income Before Subsidiaries Results	**33.2**	**34.3**	**19.7**	**(2.0)**	**22.3**	**26.1**	**23.0**
Subsidiaries Result	0.3	(0.1)	0.4	(0.6)	0.5	1.1	5.1
Income Before Taxes	**33.6**	**34.2**	**20.1**	**(2.6)**	**22.8**	**27.1**	**28.1**
Income tax	(1.6)	12.7	9.3	(12.3)	5.6	(3.6)	3.1
Deferred Income tax	(18.9)	11.7	1.7	(5.8)	4.1	9.8	9.9
Net income	**54.1**	**9.9**	**9.0**	**15.5**	**13.1**	**20.9**	**15.0**

SEGUROS INBURSA
Balance Sheet
US GAAP
(MM USD)

ASSETS	Sep-03	Dic-03	Mar-04	Jun-04	Sep-04
Investments	**977.1**	**984.6**	**1,076.6**	**953.5**	**991.5**
Financing operation investments	0.0	0.0	0.0	0.0	0.0
Negotiable Investments	**402.3**	**497.2**	**468.0**	**463.9**	**500.2**
Fixed Income	402.3	497.2	468.0	463.9	500.2
Equity	0.0	0.0	0.0	0.0	0.0
Investements for Sale	**480.4**	**394.7**	**511.3**	**388.9**	**415.4**
Fixed Income	313.7	229.6	347.8	224.5	232.6
Equity	166.7	165.1	163.5	164.4	182.7
Held to Maturity Investments	0.0	0.0	0.0	0.0	0.3
Investments on Real Estate for Leasing	11.8	11.5	11.4	11.1	11.1
Investments on Subsidiaries	15.7	14.8	15.4	15.4	19.9
Loans on policies	66.9	66.4	70.4	74.2	44.6
Cash	0.8	2.6	(2.5)	116.9	162.9
Interest Debtors	2.3	2.2	2.8	2.7	2.7
Premium debtors & Receivable	195.5	215.2	173.3	170.1	153.6
Reinsurers and receivable	**118.2**	**104.6**	**105.1**	**104.5**	**85.4**
Benefitts and claims	48.5	43.7	58.5	53.8	50.7
Policies reserves	69.7	60.9	46.6	50.7	34.7
Deferred Aquisition cost	58.1	58.5	57.7	58.4	57.4
Fixed Assets, net	43.7	42.2	42.4	59.5	40.4
Other assets	56.3	58.3	67.6	60.0	60.9
Total assets	**1,452.0**	**1,468.4**	**1,523.1**	**1,525.6**	**1,554.7**

LIABILITIES	Sep-03	Dic-03	Mar-04	Jun-04	Sep-04
Technical reserves	**731.6**	**730.1**	**761.3**	**737.9**	**737.7**
Unearned premium reserve, claims pending for paid, life & health	273.3	283.1	303.8	296.2	320.8
Pending claims reserve, accidents & casualties and health	156.1	152.0	170.7	163.8	154.7
Other insurances fund	61.2	62.3	60.7	58.9	60.6
Unearned premiums reserve of accident & casualty, and health	241.0	232.7	226.1	219.1	201.5
Other reserves	0.0	0.0	0.0	0.0	0.0
Reinsurances payable	**43.8**	**47.9**	**26.1**	**27.2**	**29.0**
Retained deposits	0.1	0.1	0.1	0.1	0.1
Reinsurance premiums and payable	43.7	47.8	26.1	27.2	28.9
Deferred taxes	201.8	205.2	221.1	228.3	249.4
Income tax & profit sharing	26.6	11.2	18.5	2.0	2.3
Value Added Tax	24.5	28.6	23.6	23.6	19.9
Other labilities	70.8	75.5	77.4	80.8	80.8
Total liabilities	**1,099.2**	**1,098.5**	**1,128.2**	**1,099.8**	**1,118.9**
STOCKHOLDERS' EQUITY					
Paid in capital	52.1	52.1	52.1	52.1	52.1
Other reserves	43.9	49.8	58.8	63.3	71.5
Net Income	73.0	88.5	13.1	34.0	49.0
Retained earnings	209.4	209.0	298.5	298.2	297.8
Acummulated Deferred Taxes	(112.7)	(112.7)	(112.7)	(112.7)	(112.7)
Adjustments for Changes in Accounting Principles	30.4	26.5	28.5	34.2	19.1
Gain on valuation of real estate	56.7	56.7	56.7	56.7	58.9
Total stockholders equity	**352.8**	**369.9**	**394.8**	**425.8**	**435.8**
Total liabilities and stockholders equity	**1,452.0**	**1,468.4**	**1,523.1**	**1,525.6**	**1,554.7**

PENSIONES INBURSA
Income Statement
(MM USD)

	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04
Revenue	**35.3**	**44.9**	**20.9**	**50.4**	**43.1**	**70.2**	**278.0**
Premiums	(1.3)	6.7	1.6	(6.5)	(8.2)	10.8	(6.5)
Investments Net.	36.6	38.2	19.3	56.9	51.3	59.4	284.5
Expenses and Claims	**8.8**	**14.8**	**11.4**	**12.8**	**19.9**	**13.4**	**14.4**
Claims and Other Contractual Obligations	14.5	15.8	15.9	14.5	16.8	14.8	15.4
Acquisition Cost	1.9	2.6	1.6	2.1	0.6	0.2	0.2
Policies Dividends	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other Reserves Increase	3.8	0.2	2.0	1.9	1.6	1.4	1.6
Operating Expenses	(11.4)	(3.8)	(8.1)	(5.7)	0.9	(3.0)	(2.7)
Income Before Taxes	**26.5**	**30.0**	**9.5**	**37.6**	**23.1**	**56.9**	**263.5**
Income tax	2.6	0.9	2.1	2.1	1.2	7.7	8.6
Deferred Income tax	23.1	4.1	6.1	(11.8)	1.4	11.9	87.5
Net income	**0.8**	**25.0**	**1.3**	**47.2**	**20.5**	**37.3**	**167.5**

PENSIONES INBURSA
Balance Sheet
(MM USD)

ASSETS	Mar-03	Jun-03	Sep-03	Dic-03	Mar-04	Jun-04	Sep-04
Investments	**1,352.3**	**1,393.8**	**1,504.1**	**1,664.2**	**1,861.0**	**1,946.3**	**2,201.0**
Financing operation investments	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Negotiable Investments	**242.0**	**235.2**	**400.9**	**532.7**	**253.0**	**19.6**	**476.2**
Fixed Income	239.0	235.2	101.5	88.6	253.0	19.6	9.3
Equity	2.9	0.0	299.4	444.1	0.0	0.0	466.9
Investements for Sale	**170.2**	**178.8**	**127.7**	**126.4**	**767.8**	**649.7**	**462.3**
Fixed Income	169.7	178.1	126.9	125.5	623.1	370.7	329.0
Equity	0.5	0.7	0.8	0.9	144.7	279.0	133.3
Held to Maturity Investments	940.1	979.8	967.8	1,004.5	840.0	1,029.4	1,058.5
Derivatives	0.0	0.0	0.0	0.0	0.0	57.2	52.6
Investments on Real Estate for Leasing	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Loans on policies	0.0	0.0	7.7	0.6	0.3	0.4	0.1
Guarantee investments	0.0	0.0	0.0	0.0	0.0	190.0	151.2
Cash	0.2	0.9	1.7	3.0	2.3	0.4	(0.0)
Interest Debtors	15.0	32.1	16.1	30.5	46.5	66.0	64.1
Premium debtors & Receivable	32.2	91.5	0.7	0.6	0.0	52.5	31.8
Reinsurers and receivable	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Benefits and claims	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Policies reserves	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Deferred Aquisition cost	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Fixed Assets, net	79.5	81.0	72.0	3.2	67.9	68.2	105.0
Other assets	137.7	132.3	193.5	256.0	190.8	138.2	53.9
Total assets	**1,617.0**	**1,731.5**	**1,788.1**	**1,957.5**	**2,168.5**	**2,271.6**	**2,455.7**

LIABILITIES	Mar-03	Jun-03	Sep-03	Dic-03	Mar-04	Jun-04	Sep-04
Technical reserves	**910.9**	**953.3**	**915.7**	**918.1**	**939.7**	**928.1**	**951.6**
Unearned premium reserve, claims pending for paid, life & health	886.6	927.9	891.5	894.0	914.9	903.8	926.6
Pending claims reserve, accidents & casualties and health	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other insurances fund	0.3	0.2	0.1	0.0	0.2	0.0	0.1
Unearned premiums reserve of accident & casualty, and health	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other reserves	24.0	25.2	24.1	24.1	24.6	24.3	24.9
Reinsurances payable	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Retained deposits	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurance premiums and payable	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Deferred taxes	89.6	97.2	106.1	116.2	125.7	125.4	203.8
Income tax & profit sharing	4.6	3.6	8.1	11.8	2.5	5.7	8.7
Value Added Tax	0.0	19.8	0.2	0.1	0.3	0.2	0.0
Other labilities	389.8	268.6	128.8	243.0	405.1	519.5	426.8
Total liabilities	**1,394.9**	**1,342.4**	**1,159.0**	**1,289.3**	**1,473.4**	**1,578.9**	**1,591.0**
STOCKHOLDERS´ EQUITY							
Paid in capital	100.5	181.8	438.4	438.4	438.4	438.4	438.4
Other reserves	7.7	9.5	5.6	5.3	6.1	3.9	4.3
Net Income	0.8	25.8	27.1	74.3	20.5	57.8	225.3
Retained earnings	152.6	162.4	165.2	165.1	239.4	219.4	198.2
Acummulated Deferred Taxes	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Adjustments for Changes in Accounting Principles	(50.9)	(42.8)	(71.1)	(82.2)	(79.0)	(96.1)	(91.7)
Minority Interest	11.4	52.5	64.0	67.5	69.8	69.3	90.3
Total stockholders equity	**222.1**	**389.1**	**629.1**	**668.3**	**695.2**	**692.7**	**864.7**
Total liabilities and stockholders equity	**1,617.0**	**1,731.5**	**1,788.1**	**1,957.5**	**2,168.5**	**2,271.6**	**2,455.7**

OPERADORA INBURSA
Income Statement
US GAAP
(MM USD)

	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04
Earnings from Investment Sales	0.1	0.1	0.0	(1.8)	0.1	0.1	0.0
Asset Management Income	3.2	3.7	3.7	4.5	4.1	4.1	4.2
Earnings form Interest	1.4	(0.5)	0.1	1.9	0.0	0.2	0.1
Unrealized Gain on Portfolio Valuation	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total Earnings	**4.7**	**3.3**	**3.8**	**4.6**	**4.2**	**4.3**	**4.3**
General Expenses	0.2	0.2	0.2	3.5	0.3	0.2	0.2
Total expenses	**0.2**	**0.2**	**0.2**	**3.5**	**0.3**	**0.2**	**0.2**
Earnings Before Taxes	**4.6**	**3.1**	**3.5**	**1.1**	**3.9**	**4.2**	**4.1**
Incurred Income Tax & Profit Sharing	1.1	1.2	1.2	1.1	1.3	1.5	1.3
Defferred Income Tax	0.5	0.4	0.5	(5.2)	1.1	0.4	0.5
Net Income Before Deferred Accounts	**3.0**	**1.5**	**1.9**	**5.2**	**1.6**	**2.3**	**2.3**
Earnings from subsidiaries	0.5	3.1	1.4	(5.9)	3.0	0.9	1.8
Unadjusted for monetary position result	**3.5**	**4.6**	**3.3**	**(0.7)**	**4.6**	**3.2**	**4.0**
Net income result actualization	0.0	0.0	0.0	0.0	0.0	0.0	0.0
							0.0
Net income	**3.5**	**4.6**	**3.3**	**(0.7)**	**4.6**	**3.2**	**4.0**

OPERADORA INBURSA
Balance Sheet
US GAAP
(MM USD)

ASSETS	Mar-03	Jun-03	Sep-03	Dic-03	Mar-04	Jun-04	Sep-04
Cash	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Banks	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Negotiable Instruments	19.7	4.3	6.5	8.8	10.9	4.8	7.5
Sundry Debtors	1.1	1.3	1.2	1.3	1.4	1.3	1.4
Permanent investments	22.1	25.4	25.4	26.3	29.5	29.6	31.3
Receivable Taxes	1.1	2.8	3.7	4.6	1.8	3.2	4.4
TOTAL ASSETS	**44.1**	**33.7**	**36.8**	**41.0**	**43.6**	**38.9**	**44.7**
LIABILITIES							
Sundry Creditors	0.2	0.0	0.0	0.0	0.0	0.0	0.0
Payable Taxes	1.1	2.1	3.5	4.6	1.8	2.7	4.0
Deferred Income Tax	1.6	0.6	1.2	1.6	2.3	2.6	3.1
TOTAL LIABILITIES	**2.9**	**2.7**	**4.8**	**6.2**	**4.0**	**5.3**	**7.1**
STOCKHOLDERS´ EQUITY							
Paid in Capital	1.3	1.3	1.3	1.3	1.3	1.3	1.3
Legal Reserve	0.2	0.2	0.2	0.2	0.2	0.2	0.2
Retained Earnings	45.0	45.0	45.0	45.0	28.0	50.8	50.8
Surplus (deficit) from equity restatement	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Net income	3.5	8.1	11.4	10.7	4.6	7.9	11.9
Forex effect on Stockholders´equity	(8.8)	(23.5)	(25.9)	(22.5)	5.3	(26.6)	(26.7)
TOTAL STOCKHOLDERS´ EQUITY	**41.2**	**31.0**	**32.0**	**34.8**	**39.6**	**33.6**	**37.6**
TOTAL LIABILITIES & STOCKHOLDERS´ EQUITY	**44.1**	**33.7**	**36.8**	**41.0**	**43.6**	**38.9**	**44.7**

FIANZAS GUARDIANA INBURSA
Income Statement
US GAAP
(MM USD)

	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04
Revenue	**5.2**	**8.9**	**6.8**	**6.8**	**6.0**	**9.9**	**12.2**
Premiums	4.4	8.0	7.0	7.7	5.2	8.5	5.9
Investments Net.	0.8	0.7	0.4	0.8	0.5	(0.5)	0.4
Earnings (losses) realized on investments	0.0	0.2	(0.6)	(1.7)	0.4	1.9	6.0
Benefitts, Expenses and Claims	**2.5**	**3.2**	**4.1**	**4.7**	**4.0**	**1.8**	**4.5**
Benefitts, Claims and Adjustments	2.7	2.9	3.9	4.8	3.9	2.0	3.8
Acquisition Cost	(0.5)	0.1	(0.4)	(0.7)	(0.4)	(0.7)	0.1
Operating Expenses	0.3	0.3	0.7	0.5	0.5	0.4	0.6
Income Before Taxes	**2.8**	**5.6**	**2.7**	**2.1**	**2.0**	**8.1**	**7.7**
Income tax	0.3	0.3	4.8	1.8	1.0	1.2	1.4
Deferred Income tax	0.3	0.7	0.3	(5.1)	(0.5)	(0.0)	0.0
Net income	**2.1**	**4.6**	**(2.4)**	**5.4**	**1.5**	**6.9**	**6.3**

FIANZAS GUARDIANA INBURSA

Balance Sheet
US GAAP
(MM USD)

ASSETES	Mar-03	Jun-03	Sep-03	Dic-03	Mar-04	Jun-04	Sep-04
Investments	**56.5**	**64.9**	**64.0**	**66.1**	**66.2**	**63.3**	**74.7**
Negotiable Investments	**30.1**	**27.9**	**23.6**	**23.2**	**0.0**	**19.9**	**(0.5)**
Fixed Income	30.1	27.9	23.6	23.2	0.0	19.9	(0.6)
Equity	0.0	0.0	0.0	0.0	0.0	0.0	0.1
Investements for Sale	**22.8**	**33.3**	**36.5**	**38.9**	**62.2**	**38.8**	**70.1**
Fixed Income	3.3	5.0	0.0	8.4	21.6	10.7	23.8
Equity	19.5	28.3	36.4	30.6	40.6	28.1	46.3
Loans on policies	3.6	3.7	3.9	3.9	4.0	4.6	5.2
Cash	0.1	0.4	0.2	0.5	0.3	0.3	0.5
Premium debtors & Receivable	3.4	4.1	3.8	3.5	3.7	4.4	4.0
Reinsurers and receivable	**2.6**	**2.5**	**2.2**	**3.1**	**3.8**	**6.5**	**6.0**
Benefitts and claims	0.1	0.1	0.1	0.1	0.1	2.7	2.6
Policies reserves	2.5	2.5	2.2	3.0	3.7	3.8	3.4
Deferred Aquisition cost	(0.7)	(1.0)	(0.6)	(1.1)	(1.3)	(1.3)	(1.0)
Fixed Assets, net	2.1	2.2	2.2	2.0	1.9	1.9	1.9
Other assets	0.9	2.0	2.7	3.2	1.3	3.7	5.2
Total assets	**64.9**	**75.1**	**74.5**	**77.3**	**75.8**	**78.8**	**91.2**

LIABILITIES	Mar-03	Jun-03	Sep-03	Dic-03	Mar-04	Jun-04	Sep-04
Technical reserves	**2.9**	**1.3**	**0.7**	**0.8**	**2.8**	**1.0**	**2.8**
Pending claims reserve, accidents & casualties and health	0.1	0.1	0.1	0.1	0.1	0.1	0.1
Unearned premiums reserve of accident & casualty, and health	2.8	1.2	0.6	0.7	2.7	1.0	2.7
Other reserves	0.1	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurances payable	**1.7**	**1.9**	**1.6**	**1.3**	**1.4**	**1.7**	**1.6**
Retained deposits	0.6	0.6	0.6	0.6	0.6	0.6	0.5
Reinsurance premiums and payable	1.1	1.3	1.0	0.7	0.9	1.1	1.2
Income tax & profit sharing	8.5	10.2	10.7	7.1	7.2	7.2	9.1
Value Added Tax	0.7	0.8	0.8	0.9	0.8	0.8	0.9
Other labilities	2.1	3.1	7.6	9.2	3.1	5.6	6.9
Total liabilities	**16.0**	**17.3**	**21.3**	**19.2**	**15.3**	**16.2**	**21.5**
STOCKHOLDERS´ EQUITY							
Paid in capital	8.3	11.0	11.0	11.0	11.0	11.0	11.0
Other reserves	2.1	2.1	3.4	5.2	5.5	6.1	6.6
Net Income	2.1	6.7	4.4	9.7	1.5	8.5	14.8
Retained earnings	39.0	40.7	36.6	34.5	44.9	38.2	38.1
Acummulated Deferred Taxes	(3.6)	(3.8)	(3.6)	(3.5)	(3.5)	(3.4)	(3.4)
Others	1.0	1.1	1.4	1.1	1.1	2.2	2.7
Adjustmens for changes on Principle Accounts	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total stockholders equity	**48.9**	**57.8**	**53.2**	**58.1**	**60.5**	**62.5**	**69.8**
Total liabilities and stockholders equity	**64.9**	**75.1**	**74.5**	**77.3**	**75.8**	**78.8**	**91.2**

INVERSORA BURSATIL
Income Statement
US GAAP
(MM USD)

	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04
Earnings from management and custody	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Earnings from mutual funds operations	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest Income	0.2	0.1	0.1	0.1	0.0	0.1	0.3
Comissions	4.3	8.2	8.3	9.1	16.9	15.3	8.8
Dividends from investments	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Income from sale of securities	1.6	5.5	2.1	3.4	4.9	3.7	2.7
Subsidiaries' Net Income	0.1	0.2	0.1	0.2	0.2	0.2	0.2
Other Income	0.1	0.1	0.0	0.2	0.0	0.0	0.1
Total Earnings	**6.3**	**14.1**	**10.7**	**13.0**	**22.0**	**19.3**	**12.1**
Interest expenses	(0.0)	0.0	0.0	0.0	0.0	0.0	(0.0)
Comissions and Fees	0.8	0.8	1.6	1.1	0.7	0.9	1.1
Forex exchange losses	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Personnel Expenses	0.1	0.0	(0.0)	(0.0)	0.0	0.0	0.0
General Expenses	3.1	3.7	4.0	3.4	4.2	3.5	3.3
Contingency Fund	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Others	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Depreciations and Amortizations	0.1	0.2	0.2	0.2	0.2	0.1	0.1
Losses from subsidiaries	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Losses from real estate sales	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Incurred Income Tax	0.6	1.9	1.1	1.8	4.5	4.1	1.5
Incurred Employee Profit Sharing	0.0	0.0	0.0	(0.0)	0.5	(0.5)	0.0
Deferred taxes & Employee profit sharing	0.3	1.1	0.3	0.5	0.4	0.9	0.4
Total Expenses	**5.2**	**7.7**	**7.2**	**7.0**	**10.5**	**9.1**	**6.5**
NET INCOME	**1.2**	**6.4**	**3.5**	**6.0**	**11.5**	**10.1**	**5.7**

INVERSORA BURSATIL
Balance Sheet
US GAAP
(MM USD)

ASSETS	Mar-03	Jun-03	Sep-03	Dic-03	Mar-04	Jun-04	Sep-04
Cash & Banks	0.0	0.1	0.0	0.0	0.0	0.0	0.0
Financial Instruments	**67.2**	**70.2**	**70.5**	**75.5**	**87.6**	**82.3**	**90.4**
Negotiable	67.2	70.2	70.5	75.5	87.6	82.3	90.4
Under repurchase receivable agreements	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Repo Operations	3.3	5.0	3.7	5.4	4.0	1.5	0.6
Other accounts receivable	0.5	0.3	0.3	0.3	0.7	0.4	0.7
Fixed assets,net	2.8	2.9	2.8	2.6	2.4	2.3	2.2
Permanent equity investments	3.7	3.8	3.7	3.8	4.1	3.8	4.1
Other Assets	4.7	5.6	6.3	7.2	6.9	11.8	13.0
TOTAL ASSETS	**82.1**	**87.9**	**87.3**	**94.8**	**105.6**	**102.3**	**111.1**
LIABILITIES							
Repo Operations	3.3	5.0	3.7	5.3	3.9	1.5	0.8
Other Account Payable	**8.8**	**10.7**	**11.3**	**12.1**	**11.6**	**14.1**	**16.6**
Income Tax & Employee profit sharing provision	6.1	7.0	7.4	9.5	8.3	11.1	13.5
Sundry creditors & other accounts payable	2.7	3.7	3.9	2.6	3.3	3.0	3.1
Deferred taxes	0.5	1.7	1.9	2.3	3.1	3.5	4.0
Total Liabilities	**12.6**	**17.4**	**16.9**	**19.7**	**18.6**	**19.1**	**21.3**
STOCKHOLDERS´ EQUITY							
Paid-in capital	19.9	22.3	22.3	22.3	22.3	25.0	25.0
Earned Capital	49.6	48.2	48.1	52.7	64.8	58.2	64.8
Capital reserves	6.8	7.0	7.1	7.1	7.1	7.8	7.8
Retained earnings	35.7	25.4	25.3	25.3	42.4	27.6	27.6
Net icome	1.2	7.5	11.1	17.1	11.5	21.6	27.3
Forex effect on Stockholders´equity	5.9	8.3	4.7	3.3	3.8	1.2	2.1
Total Stockholders' Equity	**69.5**	**70.5**	**70.5**	**75.1**	**87.1**	**83.2**	**89.8**
TOTAL LIABILITIES & STOCKHOLDERS´EQUITY	**82.1**	**87.9**	**87.3**	**94.8**	**105.6**	**102.3**	**111.1**

CNBV GAAP
Financial Statements

GRUPO FINANCIERO INBURSA

Consolidated Income Statement
(quarterly)
MM of constant pesos as of September 30, 2004

(MM Ps.)	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	Acumulated Jan-Sep 2004	Acumulated Jan-Sep 2003
Interest Income	1,980.9	2,530.9	3,204.0	2,719.9	2,011.4	2,610.4	2,487.9	2,290.8	2,808.0	7,586.7	7,935.3
Interest Expense	(1,172.9)	(1,456.9)	(2,409.3)	(1,977.7)	(1,455.8)	(2,070.4)	(1,774.7)	(1,517.8)	(2,018.3)	(5,310.7)	(5,842.8)
Monetary Position	(179.4)	(288.5)	(118.4)	(34.7)	(82.6)	(209.2)	(164.4)	(147.5)	(250.7)	(562.7)	(235.7)
FINANCIAL MARGIN	**628.6**	**785.4**	**676.2**	**707.5**	**473.1**	**330.8**	**548.8**	**625.5**	**539.1**	**1,713.4**	**1,856.8**
Loan Loss Provisions	42.4	137.8	321.6	326.1	304.2	212.2	268.6	334.0	277.5	880.1	951.9
RISK ADJUSTED NII	**586.2**	**647.6**	**354.7**	**381.4**	**168.9**	**118.5**	**280.2**	**291.5**	**261.5**	**833.2**	**905.0**
Comissions & Tariffs	143.7	182.4	206.8	415.1	271.3	312.5	384.7	376.2	342.4	1,103.2	893.2
Market-Related Income	(313.9)	(232.2)	235.7	(693.1)	84.8	777.6	(257.2)	1,004.7	152.2	899.6	(372.6)
TOTAL OPERATING INCOME	**416.1**	**597.9**	**797.1**	**103.5**	**524.9**	**1,208.6**	**407.7**	**1,672.3**	**756.0**	**2,836.0**	**1,425.5**
Administrative Expenses	318.0	476.2	317.5	362.4	404.5	425.6	388.1	386.2	408.3	1,182.7	1,084.4
OPERATING INCOME	**98.1**	**121.6**	**479.7**	**(259.0)**	**120.4**	**783.0**	**19.5**	**1,286.1**	**347.7**	**1,653.3**	**341.1**
Other Expenses (Products)	(8.3)	92.1	149.1	(14.3)	14.7	112.3	181.9	(173.2)	(24.9)	(16.2)	149.5
NET INCOME BEFORES TAXES	**106.4**	**29.6**	**330.6**	**(244.6)**	**105.7**	**670.7**	**(162.4)**	**1,459.3**	**372.6**	**1,669.5**	**191.7**
Income Tax & Employee profit sharing	12.0	(133.2)	135.4	32.2	54.0	48.6	95.1	78.0	48.2	221.3	221.6
Deferred Taxes	47.0	138.3	71.8	128.8	83.4	(46.1)	(128.8)	407.6	128.6	407.5	284.1
NET INCOME BEFORE SUBSIDIARIES	**47.3**	**24.6**	**123.4**	**(405.7)**	**(31.8)**	**668.2**	**(128.8)**	**973.7**	**195.8**	**1,040.8**	**(314.0)**
Participated net income from subs.	(52.7)	230.0	711.3	605.2	294.4	408.8	771.6	155.2	1,930.4	2,857.2	1,610.9
RESULTS FROM CONTINUED OPERATION	**(5.4)**	**254.6**	**834.7**	**199.6**	**262.6**	**1,077.0**	**642.8**	**1,128.9**	**2,126.2**	**3,897.9**	**1,296.9**
Extraordinary Income	(1.2)	3.3	0.0	0.0	0.0	12.9	0.0	0.0	0.0	0.0	0.0
NET INCOME	**(6.5)**	**257.8**	**834.7**	**199.6**	**262.6**	**1,089.9**	**642.8**	**1,128.9**	**2,126.2**	**3,897.9**	**1,296.9**
MINORITARY INTEREST	**1.6**	**1.6**	**2.1**	**7.6**	**2.1**	**(0.2)**	**2.6**	**0.9**	**1.9**	**5.3**	**11.8**

GRUPO FINANCIERO INBURSA

Consolidated Balance Sheet
MM Ps as of September 30, 2004

ASSETS	Sep-02	Dic-02	Mar-03	Jun-03	Sep-03	Dic-03	Mar-04	Jun-04	Sep-04
Cash & due from Banks	**8,348.4**	**6,739.9**	**4,402.9**	**8,138.4**	**7,072.6**	**6,840.5**	**9,627.4**	**7,364.6**	**6,394.4**
Financial Instruments	**8,871.3**	**9,573.6**	**6,115.3**	**14,292.1**	**13,871.1**	**12,914.2**	**14,524.5**	**12,577.9**	**20,656.1**
Negotiable	8,770.0	9,474.0	6,018.0	14,177.8	8,032.3	7,492.1	9,863.6	6,699.8	14,720.6
For Sale	2.1	2.0	2.0	2.0	1.9	1.9	1.9	1.9	1.8
Held to Maturity	99.2	97.7	95.3	112.3	5,836.8	5,420.2	4,659.1	5,876.2	5,933.7
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**74.2**	**62.4**	**83.2**	**196.4**	**90.0**	**122.2**	**294.4**	**1,903.8**	**1,711.3**
Repo Operations	74.2	62.4	83.2	84.4	90.0	122.2	294.4	50.0	18.4
Securities to be received in credit Operations	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	0.0	0.0	0.0	112.0	0.0	0.0	0.0	1,853.8	1,692.9
LOANS	**38,865.7**	**45,540.2**	**49,706.4**	**47,638.9**	**39,660.3**	**44,538.4**	**46,653.0**	**47,499.6**	**47,572.1**
Commercial	35,633.1	42,118.5	45,501.3	43,035.8	36,058.5	40,794.6	42,801.7	43,458.0	43,419.5
Interbank	2,916.2	3,248.9	4,104.2	4,514.3	724.4	881.0	935.9	925.1	786.9
Consumer	4.8	6.9	8.0	9.6	2,817.6	2,761.5	2,725.2	2,845.1	2,874.3
Housing	311.6	165.9	92.9	79.0	59.6	101.1	189.9	271.1	491.4
Federal Government	0.1	0.2	0.2	0.2	0.2	0.2	0.2	0.3	0.0
FOBAPROA/IPAB	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
PAST-DUE LOANS	**877.3**	**789.8**	**808.6**	**212.9**	**132.1**	**192.8**	**192.5**	**177.8**	**228.3**
TOTAL GROSS LOANS	**39,743.0**	**46,330.0**	**50,515.0**	**47,851.9**	**39,792.4**	**44,731.2**	**46,845.4**	**47,677.4**	**47,800.4**
Loan Loss Reserves	4,009.4	4,133.5	4,434.2	4,672.8	5,093.6	5,292.5	5,467.6	5,907.6	6,048.7
TOTAL NET LOANS	**35,733.6**	**42,196.5**	**46,080.8**	**43,179.1**	**34,698.8**	**39,438.8**	**41,377.8**	**41,769.8**	**41,751.6**
Receivables,Sundry Debtors & Adv. Payments	9,819.2	1,780.8	9,335.6	11,947.7	3,932.0	807.1	3,066.2	3,848.8	2,470.4
Fixed Assets (net)	520.8	573.1	582.7	622.6	697.9	691.2	656.3	652.9	632.1
Repossessed Assets	25.2	21.1	20.9	20.9	20.7	20.3	20.0	20.0	19.7
Permanent Equity Investments	7,401.6	7,691.0	9,208.8	8,866.9	12,167.8	12,521.8	13,195.3	13,512.2	15,352.3
Deferred Taxes (net)	23.3	18.6	12.8	12.8	0.0	0.0	0.0	0.1	0.0
Other assets,deferred charges & intangible	357.7	325.4	494.4	517.9	532.5	632.5	668.8	820.2	709.9
TOTAL ASSETS	**71,175.4**	**68,982.4**	**76,337.4**	**87,794.8**	**73,083.3**	**73,988.6**	**83,430.8**	**82,470.3**	**89,697.7**

LIABILITIES	Sep-02	Dic-02	Mar-03	Jun-03	Sep-03	Dic-03	Mar-04	Jun-04	Sep-04
DEPOSITS	**25,757.4**	**31,131.6**	**33,329.5**	**37,036.9**	**32,291.6**	**32,824.2**	**40,904.3**	**40,626.7**	**45,439.3**
Demand Deposits	658.5	6,189.9	8,501.4	9,204.1	10,264.1	11,316.9	12,278.8	13,084.1	14,453.9
Time Deposits	23,124.2	22,996.6	22,916.3	25,918.6	22,027.5	21,507.4	28,625.5	27,542.7	30,985.4
Bank Bonds	1,974.8	1,945.1	1,911.8	1,914.2	0.0	0.0	0.0	0.0	0.0
INTERBANK LOANS & OTHER	3,311.3	3,196.2	2,729.8	6,043.1	2,337.6	4,893.8	3,667.2	2,655.2	3,053.2
	1,191.7	**931.5**	**579.4**	**61.6**	**1,051.7**	**1,319.5**	**1,151.2**	**1,046.2**	**904.3**
Repo Operations	75.8	52.3	75.0	61.6	52.8	94.5	77.9	35.2	11.0
Credit related operations	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	1,115.9	879.3	504.4	0.0	998.9	1,224.9	1,073.3	1,011.0	893.3
OTHER ACCOUNTS PAYABLE	**10,032.6**	**2,489.7**	**7,481.3**	**12,737.1**	**5,160.3**	**1,643.5**	**3,957.6**	**3,560.0**	**3,831.0**
Income tax & Employee profit sharing	748.9	647.5	395.9	227.1	266.0	109.1	174.8	234.6	292.0
Other accounts payable	9,283.6	1,842.1	7,085.4	12,510.1	4,894.3	1,534.4	3,782.8	3,325.4	3,538.9
DEFERRED TAXES	46.2	188.7	252.6	362.1	426.7	372.1	224.9	627.4	741.9
DEFERRED CREDITS	128.7	127.6	380.5	153.9	184.2	184.0	196.3	230.2	1.0
TOTAL LIABILITIES	**40,467.9**	**38,065.3**	**44,753.1**	**56,394.8**	**41,452.0**	**41,237.2**	**50,101.6**	**48,745.8**	**53,970.6**
STOCKHOLDERS' EQUITY									
SUSCRIBED CAPITAL	**13,685.2**	**13,680.5**	**13,639.3**	**13,673.5**	**13,629.2**	**13,638.0**	**13,654.1**	**13,658.4**	**13,612.1**
Paid-in Capital	12,815.0	12,808.8	12,769.0	12,800.2	12,758.6	12,766.8	12,781.8	12,785.9	12,742.6
Share Subscription Premium	870.3	871.7	870.3	873.3	870.6	871.2	872.2	872.5	869.5
Subordinated debt	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
EARNED CAPITAL	**16,992.3**	**17,207.1**	**17,913.7**	**17,687.5**	**17,961.0**	**19,072.5**	**19,631.5**	**20,021.5**	**22,068.7**
Capital Reserves	2,219.5	2,012.0	1,877.5	3,144.1	3,107.1	3,109.2	3,112.8	3,195.1	3,184.2
Retained Earnings	28,263.0	28,310.7	31,083.6	29,352.7	29,264.1	29,283.0	31,695.3	30,709.5	30,605.5
Valuation surplus (Deficit) of available for sale instru	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Result from conversion of foreign transactions	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Valuation effects on affiliates and associated firms	(1,382.8)	(1,239.6)	(1,204.1)	(1,107.6)	(1,013.6)	(1,003.7)	(1,108.3)	(938.1)	(950.3)
Surplus (deficit) from Equity Restatement	(14,675.4)	(14,700.2)	(14,675.9)	(14,726.2)	(14,681.7)	(14,691.2)	(14,708.5)	(14,713.1)	(14,663.3)
Net Income of the period	2,568.1	2,824.3	832.6	1,024.6	1,285.1	2,375.2	640.2	1,768.2	3,892.6
Minority Interest	29.9	29.4	31.3	39.0	41.1	40.9	43.6	44.5	46.2
TOTAL STOCKHOLDERS´ EQUITY	**30,707.5**	**30,917.1**	**31,584.3**	**31,400.0**	**31,631.3**	**32,751.4**	**33,329.2**	**33,724.4**	**35,727.1**
LIABILITIES & STOCKHOLDERS' EQUITY	**71,175.4**	**68,982.4**	**76,337.4**	**87,794.8**	**73,083.3**	**73,988.6**	**83,430.8**	**82,470.3**	**89,697.7**

GRUPO FINANCIERO INBURSA
MEMORANDUM ACCOUNTS
MM Ps as of September, 2004

CUSTOMER POSITION ACCOUNTS	Sep-04
CUSTOMER CURRENT ACCOUNTS	**(486.6)**
Customer bank balances	0.5
Custumer transaction liquidations	(487.2)
Client loans	0.0
CUSTOMER SECURITIES	**597,356.6**
Assets in custody or under administration	596,520.6
Assets received in guarantee	836.0
TRANSACTIONS ON BEHALF OF CUSTON	**35,384.5**
Customer Repos	35,384.5
Customer Securities Loans	0.0
Purchase of Derivatives	0.0
TOTAL CUSTOMER POSITION	**632,254.5**

COMPANY POSITION ACCOUNTS	Sep-04
REGISTRY ACCOUNTS	**656,036.0**
Guarantees granted	0.0
Assets under trust	161,031.5
Assets under custody or administration	482,387.4
Irrevocable lines of credit granted	2,791.3
Shares held in custody	1,029.8
Other contingent obligations	8,796.0
REPO OPERATIONS	
	(443.4)
Receivables on repurchase agreements	75,183.6
Reporchase agreement creditors	(75,626.9)
	0.5
Repurchase agreement debtors	33,585.6
Payables on repurchase agreements	(33,585.1)
TOTAL OWN POSITION	**655,593.1**

GRUPO FINANCIERO INBURSA

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AT SEPTEMBER 2004
(MM PS)

	SUSCRIBED CAPITAL		EARNED CAPITAL						
	FIXED CAPITAL	STOCK PREMIUM	CAPITAL RESERVES	RETAINED EARNINGS	SURPLUS (DEFICIT) FROM EQUITY RESTATEMENT	NO MONETARY ASSEST RESULT	NET INCOME	MINORITY INTEREST	TOTAL STOCKHOLDERS' EQUITY
BALANCE AT DECEMBER 31st 2003	**12,742.6**	**869.5**	**3,103.2**	**29,227.4**	**(14,663.3)**	**(1,001.9)**	**2,370.6**	**40.8**	**32,689.0**
CHANGES INHERENT TO SHAREHOLDER'S DECISIONS									
Transfer of 2003 results				2,370.6			(2,370.6)		0.0
Dividend payment				(911.5)					(911.5)
Reserve creation for future aquisition of stocks			81.0	(81.0)					0.0
Repurchase of stocks									0.0
CHANGES INHERENT TO OPERATION									
Net Income for the exercise							3,892.6		3,892.6
No monetary assets results						51.6			51.6
Minority Interest								5.4	5.4
BALANCE AT SEPTEMBER 30, 2004	**12,742.6**	**869.5**	**3,184.2**	**30,605.5**	**(14,663.3)**	**(950.3)**	**3,892.6**	**46.2**	**35,727.1**

GRUPO FINANCIERO INBURSA

STATEMENT OF CHANGES IN FINANCIAL SITUATION AT SEPTEMBER 30, 2004

(MM PS)

	Sep-04
OPERATING ACTIVITIES	
Net Income	3,892.6
Subsidiaries' Income	(2,857.2)
Depreciation & Amortization	122.0
Loan Loss Reserves	880.1
Market Related Result	(899.6)
Deferred taxes	407.5
	1,545.4
Cash increase (decrease) from funding	12,677.4
Cash increase (decrease) from Loan Portfolio	(3,267.9)
Cash increase (decrease) from Trading Operation	(6,866.9)
Cash increase (decrease) from Derivative Financial Instruments	(2,001.9)
Cash increase (decrease) in Accounts Payable-Recivable	228.0
Banking Loans & Other Financial Institutions	(1,831.4)
	(1,062.7)
Cash flow from operating activities	**482.7**
Financing Activities	
Increase (decrease) of Stocholders' Equity	0.0
Dividend payment	(911.5)
Cash Flow From Financing Activities	**(911.5)**
Investments Activities	
Buy(sell) of fixed assets and permanent stocks	(4.3)
Decrease of deferred loans	
Decrease on personnel loans	
Cash Flow From Investment Activities	**(4.3)**
Net Increase in Cash	**(433.1)**
Cash at beginning of the period	**6,827.5**
Cash at end of period	**6,394.4**

BANCO INBURSA

Consolidated Income Statement

(MM constant Ps. as of September, 2004)	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	Acumulated SEP '04	Acumulated SEP '03
Interest Income	1,792.5	2,127.4	2,394.7	1,972.6	1,534.8	1,666.3	1,784.5	1,855.3	2,320.7	5,960.4	5,902.0
Interest Expense	894.1	1,068.1	1,543.7	1,300.1	1,044.4	1,196.1	1,144.5	1,149.3	1,577.9	3,871.7	3,888.2
Monetary Position	(174.6)	(277.9)	(113.9)	(36.0)	(77.4)	(154.1)	(156.1)	(123.1)	(233.4)	(512.6)	(227.3)
Financial Margin	**723.8**	**781.4**	**737.1**	**636.5**	**413.0**	**316.0**	**483.9**	**582.9**	**509.4**	**1,576.1**	**1,786.6**
Loan Loss Provisions	42.4	137.8	321.6	326.1	304.2	212.2	268.6	334.0	277.5	880.1	951.9
Risk Adjusted Net Interest Income	**681.5**	**643.6**	**415.6**	**310.4**	**108.7**	**103.8**	**215.3**	**248.8**	**231.8**	**696.0**	**834.7**
Comissions and Fees	89.3	148.3	167.2	331.5	159.7	207.9	194.0	217.8	254.5	666.3	658.4
Market-Related Income	(342.9)	(275.0)	87.6	(747.4)	68.1	748.2	(306.6)	965.1	107.5	766.0	(591.7)
Operating Revenues	**427.9**	**517.0**	**670.4**	**(105.4)**	**336.5**	**1,059.8**	**102.7**	**1,431.7**	**593.9**	**2,128.3**	**901.5**
Non-Interest Expense	268.5	326.6	266.8	299.4	300.7	345.6	306.5	333.8	350.3	990.6	866.9
Operating Income	**159.3**	**190.4**	**403.5**	**(404.8)**	**35.8**	**714.2**	**(203.8)**	**1,097.9**	**243.6**	**1,137.7**	**34.6**
Other Income (Expenses)	(121.7)	(127.2)	(141.7)	4.6	(21.1)	(155.5)	(166.7)	141.2	10.7	(14.9)	(158.2)
Earnings Before Taxes	**37.7**	**63.2**	**261.9**	**(400.2)**	**14.7**	**558.7**	**(370.5)**	**1,239.1**	**254.3**	**1,122.8**	**(123.6)**
Incurred Income Tax & Profit Sharing	(15.4)	(117.6)	114.6	(4.0)	26.1	12.8	26.7	11.1	14.0	51.8	136.7
Deferred Income Tax	49.4	134.0	66.6	110.6	75.7	(55.6)	(146.2)	397.3	117.3	368.3	252.9
Net Income Before Subsidiaries' Net Income	**3.6**	**46.8**	**80.6**	**(506.8)**	**(87.0)**	**601.5**	**(251.0)**	**830.7**	**123.0**	**702.7**	**(513.2)**
Subsidiaries' Net Income	6.6	(66.0)	391.5	36.4	(13.2)	35.3	116.8	(59.2)	158.7	216.3	414.8
Continous Operations' Net Income	**10.2**	**(19.3)**	**472.2**	**(470.4)**	**(100.2)**	**636.8**	**(134.2)**	**771.5**	**281.7**	**919.0**	**(98.4)**
Discontinued Operations & Extraordinary Items	(1.2)	3.3	0.0	0.0	0.0	12.9	0.0	0.0	0.0	0.0	0.0
Minority Interest	(1.6)	(1.6)	(2.1)	(7.6)	(2.1)	0.2	(2.6)	(0.9)	(1.9)	(5.3)	(11.8)
Net Income	**7.4**	**(17.7)**	**470.1**	**(478.0)**	**(102.3)**	**649.9**	**(136.8)**	**770.6**	**279.8**	**913.7**	**(110.3)**

BANCO INBURSA

Consolidated Balance Sheet (MM Constant Ps. as of September, 2004)

Assets	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04
Cash & Due From Banks	**8,348.4**	**6,739.8**	**4,402.8**	**8,138.4**	**7,072.5**	**6,838.5**	**9,627.5**	**7,366.9**	**6,394.8**
Financial Instruments	**7,117.3**	**8,089.9**	**4,752.9**	**12,025.5**	**12,385.4**	**11,332.2**	**13,011.0**	**11,522.0**	**19,509.0**
Negotiable	7,016.1	7,990.3	4,655.6	11,911.2	6,546.6	5,910.1	8,350.0	5,643.9	13,573.5
For Sale	2.1	2.0	2.0	2.0	1.9	1.9	1.9	1.9	1.8
Held to Maturity	99.2	97.7	95.3	112.3	5,836.8	5,420.2	4,659.1	5,876.2	5,933.7
Unlisted Securities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**0.7**	**14.9**	**45.8**	**135.7**	**47.4**	**60.0**	**45.4**	**1,885.8**	**1,704.7**
Repo Operations	0.7	14.9	45.8	23.7	47.4	60.0	45.4	32.0	11.8
Securities to be received in credit Operations	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	0.0	0.0	0.0	112.0	0.0	0.0	0.0	1,853.8	1,692.9
LOANS	**38,922.8**	**45,610.6**	**49,765.5**	**47,710.9**	**39,751.9**	**44,629.8**	**46,742.9**	**47,579.4**	**47,636.9**
Commercial	35,690.1	42,188.8	45,560.4	43,030.1	36,150.1	40,886.0	42,891.6	43,537.7	43,484.3
Interbank	2,916.2	3,248.9	4,104.2	4,591.9	724.4	881.0	935.9	925.1	786.9
Consumer	4.8	6.9	8.0	9.6	2,817.6	2,761.5	2,725.2	2,845.1	2,874.3
Housing	311.6	165.9	92.9	79.0	59.6	101.1	189.9	271.1	491.4
Federal Government	0.1	0.2	0.2	0.2	0.2	0.2	0.2	0.3	0.0
FOBAPROA	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Past-Due Loans	**877.3**	**789.8**	**808.6**	**212.9**	**132.1**	**192.8**	**192.5**	**177.8**	**228.3**
Total Gross Loans	**39,800.1**	**46,400.3**	**50,574.1**	**47,923.8**	**39,884.0**	**44,822.6**	**46,935.4**	**47,757.2**	**47,865.2**
Preventive Provision for Credit Risks	**(4,009.4)**	**(4,133.5)**	**(4,434.2)**	**(4,672.8)**	**(5,093.6)**	**(5,292.5)**	**(5,467.6)**	**(5,907.6)**	**(6,048.7)**
Total Net Loans	**35,790.7**	**42,266.9**	**46,139.9**	**43,251.0**	**34,790.4**	**39,530.2**	**41,467.8**	**41,849.6**	**41,816.5**
Receivables,Sundry Debtors & Adv. Payments	9,755.1	1,704.8	9,314.1	10,229.3	3,913.0	785.4	3,034.9	3,819.7	2,443.5
Fixed Assets (net)	396.7	437.7	442.2	471.1	522.1	523.6	500.8	504.6	487.7
Repossessed Property	25.2	21.1	20.9	20.9	20.7	20.3	20.0	20.0	19.7
Permanent Equity Investments	3,484.2	3,485.8	4,677.7	2,762.4	2,897.7	2,851.3	2,854.2	2,973.1	3,093.8
Deferred taxes (net)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other assets,deferred charges & intangible	238.6	202.0	426.4	423.5	412.9	567.8	573.4	652.1	517.4
TOTAL ASSETS	65,156.9	62,963.0	70,222.7	77,457.8	62,062.2	62,509.3	71,134.9	70,593.8	75,986.9

LIABILITIES	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04
Deposits	**25,758.8**	**31,160.1**	**33,345.4**	**37,407.4**	**32,306.4**	**32,826.8**	**40,913.3**	**40,638.0**	**45,450.6**
Demand Deposits	660.9	6,218.4	8,517.3	9,229.0	10,278.9	11,319.4	12,287.8	13,095.3	14,465.2
Time Deposits	23,123.1	22,996.6	22,916.3	26,264.2	22,027.5	21,507.4	28,625.5	27,542.7	30,985.4
Bank Bonds	1,974.8	1,945.1	1,911.8	1,914.2	0.0	0.0	0.0	0.0	0.0
Interbank Loans & Other	3,311.3	3,196.1	2,729.7	6,043.1	2,337.5	4,893.8	3,667.2	2,655.2	3,053.1
Repo Operations	3.4	7.1	36.7	6.4	10.4	32.4	33.4	17.3	2.5
Credit Related Operations	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Derivatives	1,115.9	879.3	504.4	0.0	998.9	1,224.9	1,073.3	1,011.0	893.3
Other Accounts Payable	9,227.9	1,780.7	7,035.2	12,446.8	4,821.8	1,470.1	3,736.4	3,277.6	3,492.5
Income Tax & Employee Profit Sharing	561.1	445.8	311.7	121.4	149.2	30.3	62.2	71.5	88.4
Deferred Taxes	37.2	159.0	223.6	330.1	399.3	339.8	172.3	567.9	672.0
Deferred Credits	109.7	127.6	380.4	153.9	184.2	184.0	196.3	230.2	1.0
TOTAL LIABILITIES	**40,125.2**	**37,755.6**	**44,567.2**	**56,509.1**	**41,207.6**	**41,002.2**	**49,854.6**	**48,468.6**	**53,653.5**
SUSCRIBED CAPITAL	**13,574.3**	**13,597.2**	**13,574.7**	**13,621.2**	**13,580.1**	**13,588.9**	**13,604.8**	**13,609.1**	**13,563.0**
Paid-in Capital	13,574.3	13,597.2	13,574.7	13,621.2	13,580.1	13,588.9	13,604.8	13,609.1	13,563.0
Share subscription premium	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
EARNED CAPITAL	**11,457.4**	**11,610.2**	**12,080.8**	**7,327.5**	**7,274.5**	**7,918.2**	**7,675.5**	**8,516.1**	**8,770.4**
Capital Reserves	4,038.3	4,045.1	4,038.4	4,280.7	4,267.8	4,270.6	4,275.6	4,331.0	4,316.3
Retained Earnings	14,408.3	14,432.6	16,723.8	12,206.4	12,169.5	12,177.4	12,732.0	12,571.3	12,528.7
Income of Changes on Accounting Principles	(142.7)	10.3	28.1	51.8	121.0	110.3	(7.5)	169.9	168.6
Available for Sale	0.0	(0.0)	(0.0)	0.0	0.0	(0.0)	(0.0)	(0.0)	(0.0)
Surplus (deficit) from equity restatement	(9,210.5)	(9,226.0)	(9,210.8)	(9,242.4)	(9,214.5)	(9,220.4)	(9,231.3)	(9,234.2)	(9,202.9)
Net income of the period	2,336.5	2,318.9	470.1	(7.9)	(110.3)	539.7	(136.8)	633.8	913.7
Minority Interest	27.6	29.3	31.2	38.9	41.0	40.8	43.5	44.4	46.1
Total Stockholders´ Equity	**25,031.7**	**25,207.4**	**25,655.5**	**20,948.7**	**20,854.6**	**21,507.1**	**21,280.3**	**22,125.2**	**22,333.4**
LIABILITIES & STOCKHOLDERS´ EQUITY	**65,156.9**	**62,963.0**	**70,222.7**	**77,457.8**	**62,062.2**	**62,509.3**	**71,134.9**	**70,593.8**	**75,986.9**

MEMORANDUM ACCOUNTS

MM Constant Ps. as of September, 2004	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04
Guarantees Granted	49.9	48.1	28.6	26.1	10.6	10.7	5.1	13.7	0.0
Other Contingent Obligations	9,949.3	9,664.8	11,166.8	11,673.1	10,488.3	10,307.7	8,769.3	8,823.1	8,668.9
Irrevocable Lines of Credit Granted	1,490.8	2,291.9	2,305.1	2,248.9	2,096.9	2,027.9	2,171.7	2,914.8	2,791.3
Goods in Trust or Mandate	127,939.8	131,441.3	133,983.6	135,481.0	134,512.6	137,242.3	157,043.9	158,399.6	161,031.5
Investment Banking Operations on Behalf of Th	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Goods in Custody or Under Administration	281,643.3	320,298.2	305,675.8	344,132.3	375,888.0	416,962.7	475,223.6	447,538.5	481,939.1
Loan Portfolio Clasification	41,473.1	48,908.4	52,941.2	52,978.3	42,019.3	46,892.9	0.0	0.0	0.0
Amounts Contracted in Derivative Instruments	60,832.0	81,208.7	89,087.0	105,616.5	128,591.5	140,566.5	0.0	0.0	0.0
Other accounts	0.0	0.0	0.0	0.0	0.0	0.0	0.0	501,419.8	500,743.7
	523,378.2	**593,861.4**	**595,187.9**	**652,156.2**	**693,607.1**	**754,010.6**	**643,213.6**	**1,119,109.6**	**1,155,174.5**
Receivables on Repurchase Agreements	24,800.6	22,602.3	38,017.4	43,931.3	37,526.4	45,038.3	34,449.1	37,921.9	39,799.1
Repurchase Agreement Creditors	24,799.9	22,587.4	38,054.1	43,937.7	37,479.0	45,040.8	34,415.6	37,921.9	39,790.2
Net	**0.7**	**14.9**	**(36.7)**	**(6.4)**	**47.4**	**(2.5)**	**33.5**	**0.0**	**8.9**
Repurchase Agreement Debtors	10,713.8	11,082.1	15,755.2	26,927.1	16,388.3	23,457.4	19,934.6	14,034.3	8,200.9
Payables on Repurchase Agreements	10,717.1	11,089.1	15,709.4	26,903.4	16,398.6	23,427.4	19,956.2	14,019.7	8,200.5
Net	**(3.4)**	**(7.1)**	**45.8**	**23.7**	**(10.4)**	**30.0**	**(21.5)**	**14.6**	**0.4**

BANCO INBURSA, S.A.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AT SEPTEMBER 2004
(MM PS)

	SUSCRIBED CAPITAL		EARNED CAPITAL						
	FIXED CAPITAL	STOCK PREMIUM	CAPITAL RESERVES	RETAINED EARNINGS	SURPLUS (DEFICIT) FROM EQUITY RESTATEMENT	NON MONETARY ASSEST RESULT	NET INCOME	MINORITY INTEREST	TOTAL STOCKHOLDERS' EQUITY
BALANCE AT DECEMBER 31st 2003	**13,563.0**	**0.0**	**4,262.5**	**12,154.3**	**(9,202.9)**	**110.1**	**538.7**	**40.7**	**21,466.2**
CHANGES INHERENT TO SHAREHOLDER´S DECISIONS									
Transfer of 2003 results				538.7			(538.7)		0.0
Reserves creation			53.9	(53.9)					0.0
Dividens Payment				(110.4)					(110.4)
CHANGES INHERENT TO OPERATION									
Net Income for the exercise							913.7		913.7
CHANGES DUE TO RECOGNITION OF SPECIFIC ACCOUNTING PRINCIPLES									
No monetary assets results						58.5			58.5
Minority Interest								5.4	5.4
BALANCE AT SEPTEMBER 30. 2004	**13,563.0**	**-**	**4,316.3**	**12,528.7**	**(9,202.9)**	**168.6**	**913.7**	**46.1**	**22,333.4**

BANCO INBURSA, S.A.

STATEMENT OF CHANGES IN FINANCIAL SITUATION AT SEPTEMBER 30, 2004

(MM PS)

	Sep-04
OPERATING ACTIVITIES	
Net Income	913.7
Subsidiaries' Income	216.3
Depreciation & Amortization	100.9
Loan Loss Reserves	880.1
Market Related Result	1,330.9
Goodwill amort.	0.0
Minoritary Interest	5.4
Deferred taxes	368.3
	3,815.5
Cash increase (decrease) from funding	12,686.2
Cash increase (decrease) from Loan Portfolio	(3,241.5)
Decrease or Increase in treasury transactions	(9,529.3)
Cash increase (decrease) from Derivative Financial Instruments	(1,978.7)
Banking Loans & Other Financial Institutions	(1,831.4)
Other increase (decrease) related with the operation	22.7
Repo Operations	(17.4)
	(3,889.4)
Cash flow from operating activities	**(73.8)**
Financing Activities	
Dividends Payment	(110.4)
Cash Flow From Financing Activities	**(110.4)**
Investments Activities	
Buy(sell) of fixed permanent stocks	(405.7)
Buy(sell) of fixed assets	(65.9)
Receivables,Sundry Debtors & Adv. Payments	0.0
Deferred Charges	(182.7)
Repossessed Property	0.6
Other financing activities	(74.4)
Other Accounts Payable	481.6
Cash Flow From Investment Activities	**(246.5)**
Net Increase in Cash	**(430.7)**
Cash at beginning of the period	**6,825.5**
Cash at end of period	**6,394.8**

OPERADORA INBURSA

Income Statement

(MM Constant Ps. as of September, 2004)	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	Acumulated SEP' 04	Acumulated SEP' 03
Earnings from Investment Sales	(19.7)	0.7	1.0	1.1	0.3	0.5	0.7	0.6	0.3	1.7	2.4
Asset Management Income	40.3	37.9	37.5	40.7	41.0	40.7	46.7	47.7	46.2	140.6	119.3
Earnings form Interest	0.0	0.0	0.0	0.8	0.0	0.1	0.5	0.2	0.2	0.9	0.8
Unrealized Gain on Portfolio Valuation	24.3	3.3	16.1	(6.4)	0.5	(0.5)	(0.4)	1.9	0.4	1.8	10.3
Total Earnings	**45.0**	**41.9**	**54.6**	**36.2**	**41.9**	**40.7**	**47.5**	**50.4**	**47.1**	**145.0**	**132.7**
General Expenses	14.4	2.4	1.9	2.1	2.4	2.3	3.2	2.1	1.8	7.1	6.3
Total expenses	**14.4**	**2.4**	**1.9**	**2.1**	**2.4**	**2.3**	**3.2**	**2.1**	**1.8**	**7.1**	**6.3**
Earnings Before Taxes	**30.6**	**39.5**	**52.7**	**34.1**	**39.6**	**38.4**	**44.3**	**48.3**	**45.3**	**137.9**	**126.4**
Incurred Income Tax & Profit Sharing	10.4	18.1	18.3	18.4	18.1	16.5	26.1	21.7	20.0	67.9	54.9
Net Income Before Deferred Accounts	**20.2**	**21.4**	**34.4**	**15.7**	**21.5**	**21.9**	**18.2**	**26.6**	**25.3**	**70.0**	**71.6**
Earnings from subsidiaries	(6.6)	9.8	6.2	34.9	15.6	15.0	34.1	11.3	19.3	64.7	56.6
Unadjusted for monetary position result	**13.6**	**31.2**	**40.6**	**50.5**	**37.1**	**37.0**	**52.3**	**37.9**	**44.5**	**134.7**	**128.2**
Monetary position	**(4.8)**	**(7.7)**	**(5.0)**	**(1.7)**	**(2.6)**	**(6.5)**	**(7.0)**	**(0.5)**	**(5.5)**	**(13.0)**	**(9.3)**
Net income result actualization	1.0	1.9	0.1	0.0	0.8	2.4	0.3	0.0	1.5	1.8	0.9
Net income	**9.8**	**25.3**	**35.6**	**48.9**	**35.3**	**32.9**	**45.6**	**37.5**	**40.5**	**123.5**	**119.8**

OPERADORA INBURSA

BALANCE SHEET (MM Constant Ps. as of September, 2004)

ASSETS	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04
Cash	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Banks	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Negotiable Instruments	152.9	178.4	225.4	47.2	75.6	101.8	124.1	56.2	86.9
Sundry Debtors	13.4	13.6	19.9	32.4	43.7	56.1	24.6	40.5	55.0
Permanent investments	237.7	243.2	246.2	281.2	294.4	305.6	335.0	347.2	361.3
Receivable Taxes	65.2	72.2	12.7	12.8	12.6	12.4	12.2	12.2	12.0
TOTAL ASSETS	**469.3**	**507.4**	**504.3**	**373.6**	**426.3**	**475.8**	**495.9**	**456.1**	**515.3**
LIABILITIES & STOCKHOLDERS' EQUITY									
Sundry Creditors	0.0	0.0	0.4	0.1	0.2	0.3	0.0	0.0	0.0
Payable Taxes	39.9	52.5	14.0	27.9	40.9	53.7	16.4	32.1	46.6
Deferred Income Tax	19.0	18.7	18.7	9.3	14.4	18.0	29.6	29.9	35.2
TOTAL LIABILITIES	**58.9**	**71.2**	**33.1**	**37.3**	**55.5**	**72.0**	**46.0**	**62.1**	**81.9**
STOCKHOLDERS' EQUITY									
Stockholders' Equity	21.1	21.1	21.1	21.1	21.1	21.1	21.1	21.1	21.0
Legal Reserve	3.9	3.9	3.9	3.9	3.9	3.9	3.9	3.9	3.9
Retained Earnings	350.5	351.1	458.1	274.4	273.5	273.7	427.0	333.6	332.5
Surplus (deficit) from equity restatement	(47.6)	(47.7)	(47.6)	(47.7)	(47.6)	(47.6)	(47.7)	(47.7)	(47.5)
Net income	82.5	107.8	35.6	84.6	119.8	152.7	45.6	83.0	123.5
TOTAL STOCKHOLDERS' EQUITY	**410.4**	**436.3**	**471.2**	**336.2**	**370.8**	**403.8**	**449.9**	**394.0**	**433.4**
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	**469.3**	**507.4**	**504.3**	**373.6**	**426.3**	**475.8**	**495.9**	**456.1**	**515.3**

INVERSORA BURSATIL

Income Statement

(MM Constant Ps. as of September, 2004)	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	Acumulated SEP´ 04	SEP´ 03
Commisions & Tariffs	63.2	35.2	40.0	83.6	75.8	93.2	182.9	167.4	88.3	438.6	199.5
Earnings From Services	**63.2**	**35.2**	**40.0**	**83.6**	**75.8**	**93.2**	**182.9**	**167.4**	**88.3**	**438.6**	**199.5**
Income from sale of securities	19.6	34.6	135.1	18.2	6.2	9.7	23.6	14.2	25.7	63.5	159.4
Interest Income	2.5	0.1	2.2	0.6	0.7	0.7	6.4	6.4	(7.3)	5.4	3.5
Interest Expense	1.8	(4.2)	(112.0)	2.4	6.2	9.9	(0.0)	0.0	(3.0)	(3.0)	(103.3)
Unrealized gain on Portfolio Valuation	4.5	4.2	(4.0)	41.4	11.9	20.0	26.2	23.6	18.5	68.2	49.3
Monetary Position	(9.1)	(14.1)	(8.1)	(2.2)	(5.3)	(15.4)	(14.3)	(0.9)	(12.7)	(27.8)	(15.6)
Financial Margin	**19.3**	**20.6**	**13.2**	**60.3**	**19.8**	**24.9**	**41.9**	**43.3**	**21.2**	**106.4**	**93.3**
Operating Income	**82.5**	**55.8**	**53.3**	**144.0**	**95.6**	**118.1**	**224.8**	**210.7**	**109.5**	**544.9**	**292.8**
General Expenses	47.4	127.9	38.6	43.6	47.3	41.2	49.0	43.3	39.4	131.7	129.5
Operating Margin	**35.1**	**(72.1)**	**14.6**	**100.4**	**48.3**	**76.9**	**175.7**	**167.4**	**70.1**	**413.2**	**163.3**
Other Expenses (Income)	(0.2)	(0.4)	(0.7)	(0.8)	(0.4)	(1.5)	6.9	(0.3)	(1.3)	5.4	(1.9)
Net Income Before Income Tax & Profit Sharing	**35.3**	**(71.7)**	**15.3**	**101.1**	**48.7**	**78.4**	**168.8**	**167.7**	**71.4**	**407.9**	**165.2**
Incurred Income Tax & Profit Sharing	12.9	(31.0)	7.3	21.3	12.5	21.3	51.3	48.1	17.0	116.4	41.1
Deffered Income Tax	1.3	(1.0)	(0.7)	13.1	2.8	5.4	5.5	6.1	5.4	17.1	15.2
Net Income Before Subsidiaries' Net Income	**21.1**	**(39.7)**	**8.7**	**66.7**	**33.5**	**51.7**	**112.0**	**113.4**	**49.0**	**274.4**	**108.9**
Subsidiaries' Net Income	1.3	1.5	1.1	1.9	1.5	2.5	1.8	2.2	2.1	6.0	4.4
Net Income	**22.4**	**(38.2)**	**9.8**	**68.5**	**34.9**	**54.2**	**113.7**	**115.6**	**51.1**	**280.4**	**113.3**

INVERSORA BURSATIL

BALANCE SHEET (MM Constant Ps. as of September, 2004)

ASSETS	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04
Cash & Banks	**0.1**	**0.6**	**0.0**	**1.1**	**0.4**	**0.5**	**0.4**	**0.5**	**0.5**
FINANCIAL INSTRUMENTS	**846.1**	**799.4**	**768.8**	**777.3**	**815.9**	**877.2**	**996.5**	**965.1**	**1,029.8**
Negotiable	846.1	799.4	768.8	777.3	815.9	877.2	996.5	965.1	1,029.8
Under repurchase receivable agreements	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Repos & Derivatives	**72.7**	**45.3**	**37.4**	**55.5**	**42.5**	**62.3**	**44.9**	**18.0**	**6.4**
Repo Operations	72.7	45.3	37.4	55.5	42.5	62.3	44.9	18.0	6.4
Other accounts receivable	4.8	6.9	5.7	3.1	3.5	3.3	7.4	4.2	8.1
Fixed assets,net	37.8	37.1	42.4	43.8	42.4	31.1	29.3	28.1	27.5
Permanent equity investments	41.7	41.2	42.1	41.8	43.2	44.1	46.1	45.1	47.0
Other Assets	106.0	107.9	53.2	62.3	72.4	83.2	78.5	138.9	148.1
TOTAL ASSETS	**1,109.2**	**1,038.4**	**949.7**	**984.9**	**1,020.3**	**1,101.6**	**1,203.2**	**1,199.8**	**1,267.4**
LIABILITIES & STOCKHOLDERS' EQUITY									
LIABILITIES									
Securities & Derivatives	**72.5**	**45.2**	**38.3**	**55.2**	**42.4**	**62.1**	**44.5**	**17.9**	**8.5**
Repo Operations	72.5	45.2	38.3	55.2	42.4	62.1	44.5	17.9	8.5
Other Account Payable	**195.1**	**189.6**	**100.2**	**118.1**	**130.9**	**140.1**	**131.9**	**165.1**	**188.5**
Income Tax & Employee profit sharing provision	146.6	147.2	69.7	77.0	86.2	109.9	94.9	129.9	153.7
Sundry creditors & other accounts payable	48.5	42.5	30.6	41.1	44.7	30.2	37.0	35.2	34.8
Deferred taxes	11.5	10.2	9.5	22.7	25.2	30.2	35.2	41.3	46.1
Total Liabilities	**279.0**	**245.1**	**148.0**	**196.0**	**198.5**	**232.4**	**211.6**	**224.3**	**243.2**
STOCKHOLDERS' EQUITY									
Suscribed capital	**513.8**	**514.6**	**513.7**	**541.9**	**540.2**	**540.5**	**541.1**	**572.3**	**570.4**
Paid-in capital	513.8	514.6	513.7	541.9	540.2	540.5	541.1	572.3	570.4
Earned Capital	**316.4**	**278.7**	**288.0**	**247.0**	**281.6**	**328.7**	**450.5**	**403.2**	**453.8**
Capital reserves	53.6	53.7	53.6	56.9	56.7	56.8	56.8	65.1	64.9
Retained earnings	361.3	361.8	424.6	311.7	310.7	310.9	478.9	307.7	306.7
Valuation effect in assoc. & affiliated companies	31.1	31.4	31.3	32.0	32.1	32.2	32.6	32.8	32.8
Surplus (deficit) of equity restatement	(231.4)	(231.8)	(231.3)	(231.9)	(231.2)	(238.6)	(231.6)	(231.7)	(230.9)
Net icome	101.8	63.5	9.8	78.3	113.3	167.4	113.7	229.3	280.4
Stockholders' Equity	**830.2**	**793.3**	**801.7**	**788.9**	**821.8**	**869.3**	**991.6**	**975.5**	**1,024.2**
Total Liabilities & Stockholders´ Equity	**1,109.2**	**1,038.4**	**949.7**	**984.9**	**1,020.3**	**1,101.6**	**1,203.2**	**1,199.8**	**1,267.4**

SEGUROS INBURSA

Income Statement Including Monetary Adjustments

(MM Constant Ps. as of September, 2004)	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	Acumulated SEP' 04	Acumulated SEP' 03
Premiums written	4,925.7	6,670.7	1,546.2	2,202.0	2,379.4	2,179.2	2,046.8	2,112.6	2,039.8	6,199.2	6,127.7
Premiums ceded	309.9	740.9	151.1	717.2	352.7	522.2	202.3	454.4	362.5	1,019.2	1,220.9
Retained Premiums	**4,615.8**	**5,929.7**	**1,395.2**	**1,484.9**	**2,026.8**	**1,657.0**	**1,844.5**	**1,658.2**	**1,677.3**	**5,180.0**	**4,906.8**
Increased in reserve for unearned premiums	**1,830.6**	**(2,632.0)**	**72.4**	**200.2**	**471.9**	**165.8**	**152.5**	**311.3**	**606.9**	**1,070.7**	**744.4**
Retained earned premiums	**2,785.2**	**8,561.7**	**1,322.8**	**1,284.7**	**1,554.9**	**1,491.2**	**1,692.0**	**1,346.8**	**1,070.4**	**4,109.3**	**4,162.4**
Net Acquisition Cost	**312.3**	**332.7**	**314.5**	**328.8**	**273.8**	**320.2**	**330.0**	**374.2**	**344.5**	**1,048.7**	**917.0**
Commisions to agents	163.3	227.0	138.2	195.5	140.9	174.8	143.7	157.4	127.2	428.3	474.6
Additional compensation to agents	46.1	66.7	58.2	65.5	81.3	90.4	68.5	86.4	99.1	254.0	205.1
Commisions for re-insurance taken	2.6	0.1	0.1	0.0	1.6	0.0	0.0	0.1	3.9	4.0	1.7
Commisions for re-insurance given	(53.5)	(132.4)	(26.9)	(96.0)	(95.0)	(96.6)	(40.3)	(57.0)	(57.9)	(155.2)	(217.9)
Coverage on losses excess	39.3	43.3	35.9	36.0	41.2	44.9	45.8	44.7	40.4	130.9	113.0
Others	114.5	128.0	109.0	127.9	103.7	106.7	112.3	142.4	131.9	386.6	340.6
Net cost of claims and contractual obligations	**2,607.1**	**8,313.8**	**761.3**	**924.8**	**960.8**	**903.7**	**1,090.4**	**1,194.2**	**894.9**	**3,179.5**	**2,646.9**
Claims and other contractual obligations	2,641.4	8,321.6	800.4	926.9	954.4	898.2	1,149.3	1,203.8	894.5	3,247.6	2,681.7
Claims recovered from re-insurance	34.3	7.8	39.1	2.1	(6.4)	(5.5)	58.8	9.6	(0.3)	68.1	34.8
Other claims	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Technical Income	**(134.1)**	**(84.7)**	**247.0**	**31.1**	**320.3**	**267.3**	**271.6**	**(221.5)**	**(169.0)**	**(118.9)**	**598.4**
Net Increase in other technical reserve	**49.9**	**(163.7)**	**(51.5)**	**18.8**	**(54.7)**	**505.1**	**(17.3)**	**9.8**	**(52.7)**	**(60.2)**	**(87.4)**
Catastrophic risks reserves	(37.6)	(83.6)	(47.7)	18.5	(51.6)	604.9	(14.3)	9.9	(49.6)	(54.0)	(80.8)
Preventions reserves	(5.0)	(104.4)	(3.8)	0.2	(3.0)	(99.8)	(2.9)	(0.1)	(3.2)	(6.2)	(6.6)
Contingency claim reserves	2.1	2.5	(0.0)	0.0	(0.0)	(0.0)	(0.0)	0.0	(0.0)	(0.0)	(0.0)
Other reserves	90.4	21.8	(0.0)	0.1	(0.1)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)
Gross profit	**(184.0)**	**79.0**	**298.5**	**12.3**	**375.0**	**(237.8)**	**288.9**	**(231.4)**	**(116.3)**	**(58.7)**	**685.9**
Net operating expenses	**160.2**	**183.8**	**161.9**	**178.8**	**183.8**	**228.9**	**171.9**	**140.8**	**139.7**	**452.4**	**524.5**
Administrative and operating expenses	7.0	21.3	(13.3)	(9.2)	(25.6)	(4.3)	(57.2)	(75.0)	(74.9)	(207.1)	(48.1)
Personnel expenses	131.3	140.4	164.4	172.6	194.7	218.4	217.0	203.6	204.2	624.7	531.7
Depreciation and amortization	21.9	22.0	10.9	15.4	14.6	14.8	12.1	12.3	10.5	34.9	40.9
Operating Profits	**(344.2)**	**(104.8)**	**136.6**	**(166.5)**	**191.3**	**(466.7)**	**117.1**	**(372.2)**	**(256.0)**	**(511.1)**	**161.4**
Net Financial Income	**317.7**	**552.6**	**50.1**	**452.8**	**96.3**	**177.9**	**407.3**	**269.2**	**175.7**	**352.2**	**599.2**
On investments	398.9	451.2	139.0	144.0	89.6	104.4	55.6	90.5	70.0	216.1	372.6
Investments sales	28.6	(33.7)	23.2	7.8	(4.6)	(22.7)	132.2	57.0	66.7	255.9	26.5
Investments revaluation	156.8	489.8	(29.3)	293.2	66.2	170.5	339.7	111.9	157.0	608.5	330.2
Charges on premiums	18.6	19.3	19.0	20.4	20.6	20.4	19.1	20.0	20.6	59.8	60.0
Others	(2.7)	2.4	(0.0)	0.8	6.6	4.2	3.1	9.5	4.1	16.8	7.3
Forex	(3.9)	14.8	5.3	(18.2)	3.1	23.5	3.3	(15.2)	0.7	(11.1)	(9.7)
REPOMO	(278.7)	(391.2)	(107.1)	4.8	(85.4)	(122.4)	(145.7)	(4.5)	(143.5)	(293.7)	(187.6)
Income before income taxes & employee profit sh	**(26.5)**	**447.8**	**186.7**	**286.4**	**287.6**	**(288.9)**	**524.4**	**(103.1)**	**(80.3)**	**341.0**	**760.6**
Provision for income tax	10.8	118.6	85.7	110.7	135.7	(90.4)	130.7	(23.8)	45.3	152.3	332.1
Provision for employee profit sharing	2.7	35.9	27.6	34.0	40.6	(22.5)	40.7	(8.3)	7.1	39.5	102.2
Subsidiaries results	(37.1)	(20.2)	17.1	23.4	1.4	(24.8)	3.8	4.2	52.5	60.5	42.0
Net income	**(77.0)**	**273.0**	**90.6**	**165.0**	**112.6**	**(200.8)**	**356.8**	**(66.8)**	**(80.2)**	**209.7**	**368.2**

SEGUROS INBURSA

BALANCE SHEET Including Monetary Adjustments (MM Constant Ps. as of September, 2004)

ASSETS	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04
Investments	**26,560.0**	**23,555.9**	**10,394.1**	**10,989.1**	**11,999.3**	**12,158.3**	**12,974.0**	**11,933.4**	**12,016.5**
Securities	**25,209.0**	**22,166.5**	**9,086.8**	**9,449.2**	**10,429.5**	**10,565.0**	**11,356.3**	**10,247.5**	**10,724.5**
Government	15,285.8	12,283.6	4,745.9	5,329.4	6,122.3	6,138.7	6,773.3	6,846.8	7,113.3
Private companies	7,787.5	7,281.8	3,716.1	3,279.4	3,416.5	3,393.4	3,322.6	2,030.8	2,062.3
Debt Instruments	5,926.3	5,519.3	2,483.5	1,937.7	1,905.8	2,055.1	2,232.2	920.1	899.2
Equities	1,861.2	1,762.5	1,232.6	1,341.7	1,510.7	1,338.3	1,090.4	1,110.7	1,163.1
Net unrealized gain on valuation	1,948.8	2,258.2	562.4	799.7	863.8	1,007.2	1,228.2	1,338.8	1,520.1
Interest debtors	187.0	342.9	62.5	40.7	26.9	25.7	32.2	31.1	28.9
Loans	**434.3**	**474.6**	**407.6**	**642.1**	**673.8**	**669.2**	**695.5**	**765.6**	**404.2**
On policies	129.8	128.3	125.3	127.2	127.9	110.3	115.9	122.7	124.8
Secured	281.5	279.2	275.7	512.2	536.9	556.6	571.2	627.9	276.4
Unsecured	21.4	64.5	4.5	2.8	2.9	2.9	2.7	2.8	0.4
Discounts and rediscounts	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Past due loans	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	3.3
Interest debtors	1.8	2.6	2.7	0.9	7.6	1.3	7.8	14.3	1.3
Allowance for write-offs	(0.1)	0.0	(0.5)	(1.1)	(1.6)	(2.1)	(2.0)	(2.0)	(2.0)
Real estate	**916.7**	**914.8**	**899.7**	**897.8**	**896.0**	**924.1**	**922.2**	**920.3**	**887.8**
Real estate	*65.5*	*64.4*	*63.5*	*63.5*	*62.8*	*61.8*	*60.9*	*60.8*	*53.9*
Net unrealized gain on valuation	894.2	895.2	882.7	882.7	883.3	910.1	911.1	911.1	887.0
Depreciation	(43.0)	(44.8)	(46.5)	(48.3)	(50.2)	(47.9)	(49.8)	(51.7)	(53.1)
Investments for labor obligations	465.7	471.9	463.9	489.6	506.7	510.8	539.3	556.4	571.1
Current assets	**0.5**	**66.5**	**58.7**	**109.9**	**4.2**	**27.9**	**(32.3)**	**1,366.5**	**1,851.8**
Cash and banks	0.5	66.5	58.7	109.9	4.2	27.9	(32.3)	1,366.5	1,851.8
Debtors	**1,887.0**	**2,715.9**	**2,123.0**	**2,516.4**	**2,090.7**	**2,461.0**	**1,981.3**	**2,036.3**	**1,781.6**
Premium debtors	1,762.6	2,590.6	1,996.6	2,387.2	1,954.5	2,322.6	1,813.1	1,880.2	1,634.8
Agents and adjusters	3.3	6.2	4.1	3.9	3.9	3.1	2.8	3.6	3.1
Notes receivable	44.0	33.7	33.3	36.7	39.1	44.2	36.5	39.5	42.2
Employee loans	50.4	45.9	58.9	58.7	60.5	57.3	68.7	64.2	61.8
Other	41.3	56.4	46.7	46.5	49.2	53.5	80.8	70.3	61.8
Allowance for write-offs	(14.6)	(16.9)	(16.6)	(16.6)	(16.4)	(19.9)	(20.5)	(21.4)	(22.2)
Reinsurers and rebonders	**863.1**	**983.4**	**1,109.4**	**827.4**	**974.3**	**764.0**	**902.2**	**839.1**	**778.5**
Insurance and bonding companies	129.7	136.5	219.8	123.0	298.9	168.8	149.5	103.8	101.7
Retained deposits	0.5	0.5	0.5	0.5	0.5	0.5	0.5	0.5	0.5
Reinsurens share of unsettled claims	709.2	823.3	866.7	687.3	652.7	594.3	751.9	734.4	675.9
Reinsurens share of unearned premiums	23.6	23.1	22.3	16.6	22.1	0.3	0.3	0.3	0.3
Other assets	**531.2**	**513.1**	**354.1**	**231.5**	**243.2**	**268.5**	**304.0**	**236.1**	**233.1**
Furniture and equipment (net)	91.4	86.9	82.7	78.9	77.6	74.3	73.0	76.9	82.1
Foreclosed and repossessed assets	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4
Sundry	439.4	425.8	271.1	152.2	165.2	193.8	230.5	158.8	150.7
Total assets	30,307.5	28,306.6	14,503.2	15,163.9	15,818.4	16,190.6	16,668.5	16,967.8	17,232.6

LIABILITIES	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04
Technical reserves	**25,142.5**	**22,619.4**	**10,724.9**	**10,838.1**	**11,387.3**	**11,885.6**	**12,163.8**	**12,573.7**	**12,925.9**
Unearned premiums	**18,670.6**	**16,021.1**	**4,565.5**	**4,737.8**	**5,259.6**	**5,405.0**	**5,551.1**	**5,914.9**	**6,475.9**
Life	16,934.9	14,125.3	2,647.5	2,913.2	3,511.1	3,595.1	3,738.6	4,009.6	4,504.3
Accident and health	1,727.8	1,887.9	1,910.1	1,816.6	1,740.6	1,802.1	1,804.8	1,897.5	1,963.8
Current bonds	7.9	7.8	7.9	7.9	7.9	7.9	7.7	7.8	7.8
Contractual obligations	**3,267.1**	**3,476.8**	**3,515.0**	**3,455.3**	**3,508.0**	**3,344.9**	**3,497.4**	**3,526.3**	**3,370.7**
Losses and maturities	1,349.3	1,302.1	1,415.1	1,397.0	1,430.0	1,477.3	1,588.1	2,141.5	1,991.3
Reserve for incurred but not reported losses	1,246.8	1,372.6	1,403.4	1,345.7	1,370.3	1,143.8	1,218.8	694.8	688.8
Policy dividends	109.4	247.3	142.1	164.9	162.5	185.0	172.6	159.8	165.4
Managed insurance funds	541.8	534.7	532.6	528.7	522.4	515.3	502.2	510.6	503.0
Deposits premiums	19.7	20.0	21.7	19.0	22.8	23.4	15.7	19.6	22.2
Prevision	**3,204.8**	**3,121.5**	**2,644.4**	**2,645.0**	**2,619.7**	**3,135.6**	**3,115.2**	**3,132.5**	**3,079.2**
Prevision	408.6	301.8	299.3	298.1	297.2	202.4	199.1	195.4	191.6
Catastrophic	2,444.8	2,373.6	2,342.7	2,344.3	2,320.1	2,930.9	2,913.8	2,934.8	2,885.3
Contingency	230.8	233.3	2.3	2.3	2.3	2.3	2.2	2.3	2.3
Specials	120.6	212.8	0.1	0.2	0.1	0.1	0.1	0.1	0.1
Provision for labor obligations at retirement	**456.9**	**466.4**	**461.1**	**488.5**	**505.0**	**504.5**	**532.7**	**552.2**	**571.0**
Creditors	**577.7**	**280.1**	**224.4**	**217.2**	**243.1**	**300.4**	**285.9**	**313.1**	**266.4**
Agents and adjusters	201.2	224.1	186.3	172.0	205.5	234.9	196.6	197.4	220.2
Managed loss funds	3.6	4.6	6.2	6.8	7.7	8.5	7.4	6.9	6.3
Sundry	373.0	51.4	32.0	38.3	30.0	57.0	81.9	108.9	39.9
Reinsurers and rebonders	**235.2**	**598.6**	**355.6**	**697.5**	**507.0**	**556.4**	**297.3**	**319.0**	**329.9**
Insurance and bonding companies	234.5	598.0	355.0	696.9	506.2	555.6	296.5	318.3	329.2
Retained deposits	0.7	0.7	0.6	0.6	0.8	0.8	0.7	0.7	0.7
Other liabilities	**618.9**	**795.5**	**818.5**	**836.6**	**976.2**	**914.3**	**1,003.0**	**890.9**	**902.7**
Provision for employee profit sharing	87.3	191.0	296.6	166.7	302.6	124.3	205.6	17.7	23.3
Other liabilities	414.6	435.5	371.4	405.7	375.3	427.8	351.5	377.2	327.4
Deferred credits	117.0	169.0	150.5	264.2	298.4	362.2	445.9	496.0	552.0
Total liabilities	**27,031.2**	**24,760.0**	**12,584.5**	**13,077.9**	**13,618.6**	**14,161.1**	**14,282.6**	**14,649.0**	**14,995.9**
Stockholders' equity									
Paid in capital	**2,216.1**	**2,216.1**	**939.7**	**939.7**	**939.7**	**939.7**	**939.7**	**939.7**	**939.7**
Capital stock	2,216.1	2,216.1	939.7	939.7	939.7	939.7	939.7	939.7	939.7
Reserves	**2,003.7**	**1,832.4**	**1,686.6**	**1,800.7**	**1,586.2**	**1,586.2**	**1,586.2**	**1,816.4**	**1,816.4**
legal	103.0	103.0	103.0	114.4	114.4	114.4	114.4	131.1	131.1
Repurchase of shares	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other	1,900.7	1,729.4	1,583.6	1,686.3	1,471.8	1,471.8	1,471.8	1,685.3	1,685.3
Unrealized gain on valuation of real estate	4.3	2.0	2.0	2.9	3.6	5.9	5.9	6.1	6.1
Subsidiaries	12.8	12.8	(46.6)	(41.2)	(40.3)	(40.3)	(40.3)	(23.1)	(24.6)
Retained earnings	2,874.2	3,045.5	512.4	372.8	587.4	587.4	754.8	507.4	507.4
Net income	13.4	286.4	90.6	255.6	368.2	167.4	356.8	290.0	209.7
Excess (insufficient) on Stockholders' actualiz	(3,848.1)	(3,848.5)	(1,266.1)	(1,244.6)	(1,245.1)	(1,216.9)	(1,217.3)	(1,217.7)	(1,218.1)
Total stockholders' equity	**3,276.3**	**3,546.6**	**1,918.7**	**2,086.0**	**2,199.8**	**2,029.5**	**2,385.8**	**2,318.8**	**2,236.7**
Total liabilities and stockholders' equity	30,307.6	28,306.6	14,503.2	15,163.9	15,818.4	16,190.6	16,668.5	16,967.8	17,232.6

PENSIONES INBURSA

Income Statement Including Monetary Adjustments

(MM Constant Ps. as of September, 2004)	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	Acumulated SEP' 04	Acumulated SEP' 03
Premiums written	160.3	189.0	140.0	192.6	75.4	309.4	50.6	435.4	489.4
Premiums ceded	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Retained Premiums	**160.3**	**189.0**	**140.0**	**192.6**	**75.4**	**309.4**	**50.6**	**435.4**	**489.4**
Increased in reserve for unearned premiums	**66.6**	**157.0**	**35.0**	**124.5**	**14.6**	**201.6**	**(55.6)**	**160.5**	**258.6**
Retained earned premiums	**93.7**	**32.0**	**105.0**	**68.2**	**60.8**	**107.8**	**106.3**	**274.9**	**230.8**
Net Acquisition Cost	**21.9**	**28.4**	**18.6**	**24.9**	**6.7**	**2.5**	**1.8**	**11.0**	**68.9**
Commisions to agents	1.2	0.1	(0.0)	0.0	0.0	0.0	0.0	0.0	1.3
Additional compensation to agents	1.1	0.0	(0.0)	(0.0)	0.0	0.0	0.0	0.0	1.1
Commisions for re-insurance taken	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Commisions for re-insurance given	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Coverage on losses excess	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Others	19.7	28.3	18.6	24.9	6.7	2.5	1.8	11.0	66.6
Net cost of claims and contractual obligations	**169.0**	**174.4**	**181.8**	**169.6**	**190.1**	**172.6**	**177.0**	**539.7**	**525.3**
Claims and other contractual obligations	169.0	174.4	181.8	169.6	190.1	172.6	177.0	539.7	525.3
Claims recovered from re-insurance	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other claims	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Technical Income	**(97.2)**	**(170.8)**	**(95.5)**	**(126.4)**	**(136.0)**	**(67.2)**	**(72.6)**	**(275.8)**	**(363.4)**
Net Increase in other technical reserve	**18.6**	**19.9**	**17.4**	**33.3**	**6.3**	**13.3**	**(5.9)**	**13.7**	**55.8**
Catastrophic risks reserves	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Preventions reserves	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Contingency claim reserves	1.0	2.8	0.3	2.2	0.0	3.8	(1.4)	2.4	4.0
Other reserves	17.6	17.1	17.1	31.1	6.3	9.5	(4.5)	11.3	51.8
Gross profit	**(115.8)**	**(190.6)**	**(112.8)**	**(159.7)**	**(142.3)**	**(80.5)**	**(66.7)**	**(289.5)**	**(419.3)**
Net operating expenses	**(66.1)**	**93.1**	**14.5**	**14.0**	**11.9**	**11.4**	**10.6**	**34.0**	**41.5**
Administrative and operating expenses	(79.0)	88.1	7.6	7.1	5.0	4.5	3.7	13.2	16.7
Personnel expenses	4.1	(0.0)	(0.0)	(0.0)	0.0	0.0	0.0	0.0	4.1
Depreciation and amortization	8.9	4.9	6.9	6.9	6.9	6.9	6.9	20.8	20.8
Operating Profits	**(49.7)**	**(283.7)**	**(127.4)**	**(173.7)**	**(154.2)**	**(91.9)**	**(77.3)**	**(323.4)**	**(460.8)**
Net Financial Income	**187.9**	**310.2**	**134.6**	**228.0**	**248.9**	**214.4**	**193.9**	**657.2**	**632.7**
On investments	228.1	228.0	226.8	234.2	214.2	214.6	234.5	663.3	683.0
Investments sales	(0.6)	0.4	(0.2)	(0.0)	13.8	16.8	19.4	49.9	(0.5)
Investments revaluation	128.8	72.6	45.8	208.8	228.9	(9.2)	172.1	391.9	247.2
Charges on premiums	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Others	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.1	0.0
Forex	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
REPOMO	(168.4)	9.2	(137.8)	(215.0)	(208.0)	(7.9)	(232.1)	(448.0)	(296.9)
Income before income taxes & employee profit sh	**138.2**	**26.5**	**7.3**	**54.3**	**94.7**	**122.5**	**116.6**	**333.8**	**172.0**
Provision for income tax	30.3	9.8	24.1	24.6	15.1	52.9	34.3	102.3	64.1
Provision for employee profit sharing	0.1	(0.0)	0.0	(0.0)	0.0	0.0	0.0	0.0	0.1
Subsidiaries results	95.4	330.9	108.7	494.5	150.0	145.3	1,673.0	1,968.4	535.0
Net income	**203.3**	**347.6**	**91.9**	**524.2**	**229.6**	**214.9**	**1,755.3**	**2,199.8**	**642.7**

PENSIONES INBURSA

BALANCE SHEET (MM Constant Ps. as of September, 2004)

ASSETS	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04
Investments	**13,872.9**	**15,358.4**	**18,378.3**	**19,049.2**	**19,247.0**	**19,688.8**	**21,354.3**
Securities	**13,872.9**	**15,358.4**	**18,378.3**	**19,049.2**	**19,247.0**	**19,688.8**	**21,354.3**
Government	8,371.1	8,411.2	8,428.8	8,241.5	8,235.2	8,476.8	8,499.0
Private companies	3,485.7	3,912.5	7,151.6	7,182.2	7,218.9	7,137.0	7,435.2
Debt Instruments	2,843.0	2,839.8	3,005.5	3,036.2	3,072.9	2,991.0	3,029.0
Equities	642.7	1,072.7	4,146.1	4,146.0	4,146.0	4,146.0	4,406.1
Net unrealized gain on valuation	1,884.3	2,751.5	2,670.6	3,344.4	3,671.8	3,796.5	5,267.8
Interest debtors	131.7	283.2	127.2	281.2	121.1	278.5	152.3
Loans	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
On policies	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Secured	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Unsecured	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Discounts and rediscounts	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Past due loans	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest debtors	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Allowance for write-offs	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Real estate	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Real estate	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Net unrealized gain on valuation	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Investments for labor obligations	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Current assets	**0.6**	**4.5**	**16.7**	**10.6**	**9.7**	**1.7**	**1.6**
Cash and banks	0.6	4.5	16.7	10.6	9.7	1.7	1.6
Debtors	**14.2**	**11.9**	**9.8**	**7.5**	**0.9**	**2.1**	**5.0**
Premium debtors	11.0	10.5	8.6	6.4	0.1	1.1	3.9
Agents and adjusters	(0.1)	(0.1)	(0.1)	0.0	(0.1)	(0.1)	(0.1)
Notes receivable	0.2	0.2	0.2	0.2	0.2	0.2	0.2
Employee loans	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other	3.1	1.3	1.1	1.0	0.7	1.0	1.0
Allowance for write-offs	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
Reinsurers and rebonders	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Insurance and bonding companies	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Retained deposits	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurens share of unsettled claims	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Reinsurens share of unearned premiums	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other assets	**204.6**	**197.1**	**192.0**	**188.4**	**175.3**	**216.6**	**228.8**
Furniture and equipment (net)	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Foreclosed and repossessed assets	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sundry	204.6	197.1	192.0	188.4	175.3	216.6	228.8
Total assets	**14,092.3**	**15,571.9**	**18,596.8**	**19,255.8**	**19,432.9**	**19,909.2**	**21,589.6**

LIABILITIES	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04
Technical reserves	**12,081.5**	**12,239.3**	**12,276.7**	**12,434.1**	**12,451.6**	**12,660.9**	**12,602.2**
Unearned premiums	**11,599.6**	**11,737.4**	**11,752.6**	**11,861.7**	**11,862.6**	**12,053.4**	**11,982.3**
Life	11,599.6	11,737.4	11,752.6	11,861.7	11,862.6	12,053.4	11,982.3
Accident and health	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Current bonds	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Contractual obligations	**40.4**	**51.9**	**70.3**	**39.5**	**53.8**	**61.0**	**73.3**
Losses and maturities	36.8	49.7	69.3	39.5	51.7	60.9	72.0
Reserve for incurred but not reported losses	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Policy dividends	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Managed insurance funds	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Deposits premiums	3.6	2.2	1.0	0.0	2.1	0.1	1.3
Prevision	**441.4**	**450.0**	**453.8**	**532.9**	**535.3**	**546.5**	**546.6**
Prevision	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Catastrophic	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Contingency	232.0	234.7	235.1	237.2	237.3	241.1	239.6
Specials	209.4	215.3	218.7	295.6	298.0	305.4	306.9
Provision for labor obligations at retirement	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Creditors	**6.3**	**8.1**	**7.3**	**7.1**	**3.7**	**4.8**	**5.3**
Agents and adjusters	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Managed loss funds	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sundry	6.3	8.1	7.3	7.1	3.7	4.8	5.3
Reinsurers and rebonders	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Insurance and bonding companies	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Retained deposits	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other liabilities	**73.2**	**72.0**	**109.1**	**86.8**	**20.2**	**71.3**	**98.2**
Provision for employee profit sharing	52.2	39.4	62.5	85.7	14.2	63.2	95.8
Other liabilities	21.0	32.1	45.8	0.0	3.9	6.0	0.0
Deferred credits	0.0	0.4	0.8	1.2	2.1	2.1	2.3
Total liabilities	**12,161.0**	**12,319.4**	**12,393.1**	**12,528.0**	**12,475.5**	**12,736.9**	**12,705.6**
Stockholders' equity							
Paid in capital	**1,276.4**	**2,168.1**	**5,030.9**	**5,030.9**	**5,030.9**	**5,030.9**	**5,030.9**
Capital stock	2,167.4	2,168.1	5,030.9	5,030.9	5,030.9	5,030.9	5,030.9
(-)Unsubscribed capital	891.1	0.0	0.0	0.0	0.0	0.0	0.0
Reserves	**145.8**	**171.7**	**169.2**	**169.2**	**169.2**	**252.6**	**252.6**
legal	0.0	17.3	17.3	17.3	17.3	133.9	133.9
Repurchase of shares	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other	145.8	154.4	151.9	151.9	151.9	118.7	118.7
Unrealized gain on valuation of real estate	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Subsidiaries	59.4	117.0	113.4	113.4	113.4	1,142.9	1,099.2
Retained earnings	2,819.4	2,849.7	2,852.2	2,852.2	4,019.1	2,906.2	2,906.2
Net income	203.3	550.8	642.7	1,166.9	229.6	444.5	2,199.8
Excess (insufficient) on Stockholders' actualization	(2,573.0)	(2,604.8)	(2,604.8)	(2,604.8)	(2,604.8)	(2,604.8)	(2,604.8)
Total stockholders' equity	**1,931.2**	**3,252.5**	**6,203.6**	**6,727.8**	**6,957.4**	**7,172.3**	**8,884.0**
Total liabilities and stockholders' equity	**14,092.3**	**15,571.9**	**18,596.8**	**19,255.8**	**19,432.9**	**19,909.2**	**21,589.6**

Fianzas Guardiana-Inbursa

Income Statement Including Monetary Adjustments

(000's Constant Ps. as of September 2004)	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	Acumulated SEP' 04	SEP' 03
Premiums accepted	82,714.3	75,082.8	72,747.4	71,842.5	76,097.5	84,339.7	80,270.6	82,768.6	97,426.9	260,466.1	220,687.5
Premiums ceded	19,208.3	9,808.6	11,201.5	12,713.0	8,266.7	19,205.8	17,130.2	18,427.7	19,026.7	54,584.6	32,181.2
RETAINED PREMIUMS	**63,506.0**	**65,274.2**	**61,545.9**	**59,129.5**	**67,830.8**	**65,133.9**	**63,140.4**	**64,340.9**	**78,400.2**	**205,881.5**	**188,506.3**
Application of reserve for outstanding bonds	12,006.6	2,717.0	17,220.3	23,141.7	(93,525.0)	(9,459.3)	340.2	1,021.6	1,159.5	2,521.3	(53,162.9)
NET PREMIUM REVENUES	**51,499.4**	**62,557.3**	**44,325.6**	**35,987.8**	**161,355.8**	**74,593.2**	**62,800.2**	**63,319.3**	**77,240.7**	**203,360.2**	**241,669.2**
Net Acquisition Cost	**(6,062.7)**	**(4,549.1)**	**(1,901.9)**	**(2,001.9)**	**(1,646.3)**	**(13,134.2)**	**(4,522.1)**	**(10,089.5)**	**(5,228.9)**	**(19,840.5)**	**(5,550.0)**
Comisions to agents	1,392.5	1,646.6	724.8	265.1	174.8	629.1	78.2	32.2	735.5	845.8	1,164.7
Comisions for rebonding taken	31.4	294.8	46.8	19.7	223.3	87.6	0.9	31.3	(22.5)	9.8	289.8
Comisions for rebonding given	(8,355.2)	(4,386.5)	(3,905.4)	(3,747.5)	(3,093.9)	(6,420.2)	(5,835.0)	(7,245.3)	(7,407.2)	(20,487.4)	(10,746.8)
Others	868.6	(2,104.0)	1,232.0	1,460.8	1,049.5	(7,430.7)	1,233.8	(2,907.7)	1,465.3	(208.6)	3,742.2
Claims	30,432.1	48,574.8	30,841.3	31,364.2	44,232.7	55,901.5	44,257.7	28,195.0	38,782.9	111,235.5	106,438.2
Technical Income	**27,130.0**	**18,531.5**	**15,386.2**	**6,625.4**	**118,769.4**	**31,825.9**	**23,064.6**	**45,213.8**	**43,686.8**	**111,965.2**	**140,781.0**
Net increase in other technical reserves	5,200.2	4,195.4	5,070.1	7,039.2	(13,726.6)	(1,597.6)	(1,927.1)	509.2	(1,944.8)	(3,362.7)	(1,617.3)
GROSS INCOME	**21,929.8**	**14,336.1**	**10,316.1**	**(413.8)**	**132,496.0**	**33,423.5**	**24,991.7**	**44,704.6**	**45,631.6**	**115,327.9**	**142,398.4**
Net Operating Expenses	**(9,086.7)**	**(6,874.0)**	**(6,941.3)**	**(6,874.6)**	**(4,057.5)**	**(5,630.2)**	**(6,065.4)**	**(6,250.1)**	**(6,867.4)**	**(19,183.0)**	**(17,873.4)**
Administrative & operating expenses	(9,308.2)	(7,039.9)	(7,119.6)	(7,101.6)	(4,383.0)	(5,959.2)	(6,391.1)	(6,572.5)	(7,187.5)	(20,151.1)	(18,604.3)
Personnel expenses	51.3	1.5	0.0	0.0	0.0	2.6	0.0	0.0	0.0	0.0	0.0
Depreciation	170.2	164.4	178.3	227.0	325.5	326.4	325.6	322.4	320.0	968.1	730.9
OPERATING INCOME	**31,016.5**	**21,210.1**	**17,257.4**	**6,460.8**	**136,553.5**	**39,053.7**	**31,057.1**	**50,954.7**	**52,499.0**	**134,510.9**	**160,271.8**
Financial Income	**3,853.2**	**4,953.0**	**5,472.3**	**23,780.6**	**5,258.3**	**109.2**	**11,393.8**	**14,812.0**	**1,002.0**	**27,207.8**	**34,511.3**
On investments	7,887.7	8,319.0	7,756.9	9,355.9	2,226.4	2,566.5	679.3	2,341.8	1,164.3	4,185.4	19,339.2
Investments sales	0.1	1,587.8	2,535.8	(2,535.8)	0.0	0.0	4,368.7	3,411.4	4,833.4	12,613.5	0.0
Investments revaluation	3,629.9	1,987.7	0.0	18,319.9	5,251.1	4,279.7	14,313.1	7,869.3	5,600.6	27,783.1	23,571.0
Others	12.1	11.4	18.1	9.8	9.2	(13.6)	14.4	27.8	(922.1)	(879.9)	37.0
Repos	(1,744.9)	1,185.6	1,773.9	(1,733.2)	2,674.4	1,129.2	(307.5)	1,498.1	(399.5)	791.2	2,715.0
REPOMO	(5,931.6)	(8,138.5)	(6,612.4)	364.0	(4,902.7)	(7,852.7)	(7,674.4)	(336.4)	(9,274.8)	(17,285.5)	(11,151.1)
INCOME BEFORE TAXES	**34,869.8**	**26,163.2**	**22,729.8**	**30,241.4**	**141,811.9**	**39,162.9**	**42,450.9**	**65,766.7**	**53,501.1**	**161,718.7**	**194,783.1**
Income taxes	11,697.2	14,332.4	4,026.7	10,735.5	58,458.4	32,105.7	15,437.4	18,163.9	38,010.3	71,611.6	73,220.5
Subsidiaries Net Income	0.0	0.0	0.0	0.0	2,283.7	24,501.3	5,300.5	5,134.1	59,109.1	69,543.7	2,283.7
NET INCOME	**23,172.5**	**11,830.7**	**18,703.1**	**19,506.0**	**85,637.2**	**31,558.5**	**32,313.9**	**52,737.0**	**74,599.8**	**159,650.7**	**123,846.2**

Fianzas Guardiana-Inbursa

BALANCE SHEET Including Monetary Adjustments (000's Constant Ps. as of September, 2004)

ASSETS	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04
Investments	**614,482.4**	**639,474.3**	**683,253.7**	**755,615.5**	**786,141.1**	**829,653.8**	**838,821.3**	**847,815.3**	**943,458.7**
Securities	**516,526.4**	**540,750.4**	**605,900.1**	**678,123.7**	**704,716.5**	**747,849.9**	**729,537.0**	**736,138.0**	**827,325.9**
Government	238,677.5	299,306.8	342,418.9	308,880.3	262,545.6	276,203.1	242,926.9	239,846.3	273,383.4
Private companies	255,982.9	218,300.9	238,055.1	327,527.5	349,785.3	343,818.6	339,998.3	342,090.1	384,972.6
Debt Instruments	112,852.9	14,667.3	14,954.1	13,826.4	15,567.2	15,617.7	15,294.3	15,773.7	15,376.1
Equities	143,130.0	203,633.6	223,101.1	313,701.1	334,218.1	328,200.9	324,704.0	326,316.4	369,596.6
Net unrealized gain on valuation	20,510.3	23,117.1	25,414.9	41,667.8	92,351.6	127,800.4	146,599.7	154,176.1	168,954.1
Interest debtors	1,355.8	25.5	11.1	48.1	34.0	27.8	12.2	25.4	15.8
Loans	**63,373.1**	**61,866.2**	**40,640.5**	**40,923.3**	**45,000.8**	**45,525.1**	**51,562.2**	**54,109.5**	**58,719.2**
Secured	25,835.4	25,013.6	25,013.3	30,013.2	31,317.3	34,772.0	41,142.5	43,188.5	47,562.3
Unsecured	37,183.8	36,654.5	14,639.0	9,829.2	12,438.3	9,372.6	8,985.0	9,362.9	7,430.3
Discounts and rediscounts	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Past due loans	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2,122.3
Interest debtors	353.9	198.1	988.1	1,081.0	1,245.2	1,380.4	1,434.7	1,558.1	1,604.3
Real estate	**34,582.8**	**36,857.7**	**36,713.1**	**36,568.4**	**36,423.8**	**36,278.8**	**57,722.0**	**57,567.8**	**57,413.6**
Real estate	7,907.0	7,775.3	7,674.1	7,679.5	7,600.2	7,477.9	7,362.6	7,358.2	7,234.1
Net unrealized gain on valuation	28,535.3	30,940.0	31,041.2	31,035.9	31,115.1	31,237.4	52,762.6	52,767.0	52,891.1
Depreciation	(1,859.4)	(1,857.6)	(2,002.2)	(2,146.9)	(2,291.5)	(2,436.6)	(2,403.2)	(2,557.4)	(2,711.6)
Investments for labor obligations	**1,433.3**	**1,439.2**	**1,432.2**	**1,463.9**	**1,461.1**	**1,443.3**	**1,453.0**	**1,480.0**	**1,486.2**
Current assets	**1,932.2**	**1,671.1**	**866.3**	**4,520.8**	**2,218.8**	**5,739.5**	**3,471.4**	**3,184.1**	**5,348.6**
Cash and banks	1,932.2	1,671.1	866.3	4,520.8	2,218.8	5,739.5	3,471.4	3,184.1	5,348.6
Debtors	**41,019.4**	**40,216.9**	**35,932.6**	**46,449.3**	**42,310.1**	**36,921.6**	**38,858.7**	**43,643.8**	**42,509.8**
Premium debtors	39,600.6	39,179.8	34,951.7	45,048.3	41,273.3	34,627.5	36,972.4	42,362.5	40,925.1
Agents	0.0	0.0	0.0	0.0	0.0	0.0	27.0	0.0	0.0
Notes receivable	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Debt for bonding claimed & payed	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Employee loans	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other	1,418.8	1,037.2	980.9	1,401.0	1,036.8	2,294.1	1,859.2	1,281.3	1,584.7
Allowance for write-offs	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Rebonders	**14,416.6**	**15,695.9**	**13,437.5**	**12,777.9**	**12,005.3**	**15,332.1**	**13,251.2**	**47,451.4**	**39,651.6**
Bonding companies	3,060.2	5,769.7	4,390.7	3,318.6	2,726.2	6,405.4	4,876.3	8,616.6	5,769.4
Retained deposits	111.6	110.9	52.1	52.1	51.6	50.7	50.0	49.9	49.1
Others	1,820.6	1,790.3	922.0	922.7	848.1	834.4	821.6	31,146.6	27,892.1
Participation in rebonding	9,424.2	8,025.1	8,072.7	8,484.6	8,379.4	8,041.5	7,503.4	7,638.4	5,941.0
Other assets	**26,867.9**	**31,978.9**	**8,885.7**	**20,282.4**	**28,326.1**	**35,914.8**	**12,492.5**	**41,199.6**	**57,851.5**
Furniture and equipment (net)	249.7	221.9	193.1	165.1	176.4	149.6	123.1	110.9	102.8
Foreclosed and repossessed assets	1,712.4	1,683.9	1,662.0	1,663.2	1,646.0	1,619.5	1,594.5	1,593.6	1,566.7
Sundry	24,905.8	30,073.0	7,030.7	18,454.1	26,503.7	34,145.6	10,774.9	39,495.1	56,182.0
Total assets	**700,151.8**	**730,476.2**	**743,808.0**	**841,109.7**	**872,462.5**	**925,005.1**	**908,348.1**	**984,774.2**	**1,090,306.5**

LIABILITIES	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04
Technical reserves	**272,798.3**	**276,783.1**	**297,896.5**	**328,342.6**	**220,533.3**	**208,525.4**	**205,759.3**	**207,620.3**	**204,371.7**
Current bonds	112,311.4	112,095.1	128,128.3	151,549.6	57,443.9	47,024.8	46,189.8	47,515.3	46,222.5
Contingency bonds	160,486.9	164,688.0	169,768.2	176,793.0	163,089.4	161,500.6	159,569.5	160,105.1	158,149.2
Provision for labor obligations at retirement	**453.9**	**465.5**	**444.0**	**465.8**	**459.9**	**447.0**	**458.6**	**475.9**	**488.9**
Creditors	**4,776.5**	**8,906.7**	**7,736.2**	**15,501.3**	**14,590.6**	**13,701.5**	**12,182.5**	**28,446.0**	**26,710.3**
Agents and adjusters	67.9	177.0	349.1	108.9	219.1	97.6	50.5	19.7	386.5
Managed loss funds	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sundry	4,708.6	8,729.7	7,387.1	15,392.4	14,371.4	13,603.9	12,132.0	28,426.4	26,323.8
Rebonders	**21,245.1**	**17,064.5**	**19,720.5**	**20,874.3**	**18,038.5**	**15,067.2**	**16,259.0**	**19,899.3**	**18,787.9**
Bonding companies	12,894.7	10,331.9	13,016.3	14,474.6	11,355.1	8,357.7	9,689.6	13,127.6	13,272.8
Other participation	8,350.3	6,732.6	6,704.3	6,399.7	6,683.3	6,709.5	6,569.4	6,771.7	5,515.0
Other liabilities	**39,303.6**	**53,089.0**	**25,136.6**	**33,015.1**	**89,889.9**	**123,669.2**	**56,799.0**	**72,656.0**	**110,459.5**
Provision for employee profit sharing & incured incom	27,171.6	43,776.8	16,343.3	18,968.6	72,826.0	92,934.8	22,666.2	36,645.4	51,986.2
Other liabilities	11,128.6	9,312.2	8,793.3	10,104.5	9,537.6	11,881.8	10,510.8	9,982.1	11,896.6
Deferred credits	1,003.4	0.0	0.0	3,942.0	7,526.3	18,852.6	23,622.0	26,028.5	46,576.7
Total liabilities	**338,577.3**	**356,308.8**	**350,933.8**	**398,199.1**	**343,512.2**	**361,410.4**	**291,458.4**	**329,097.5**	**360,818.3**
Stockholders' equity									
Paid in capital	**112,814.0**	**112,814.0**	**112,814.0**	**139,375.0**	**139,375.0**	**139,375.0**	**139,375.0**	**139,366.7**	**139,366.7**
Capital stock	151,116.2	151,116.2	142,705.5	139,375.0	139,375.0	139,375.0	139,375.0	139,366.7	139,366.7
(-)Unsubscribed capital	(38,302.2)	(38,302.2)	(29,891.5)	0.0	0.0	0.0	0.0	0.0	0.0
Reserves	**59,536.7**	**59,536.7**	**59,536.7**	**63,629.8**	**63,629.8**	**63,629.8**	**63,629.8**	**79,170.3**	**79,170.3**
legal	59,536.7	59,536.7	59,536.7	63,629.8	63,629.8	63,629.8	63,629.8	79,170.3	79,170.3
Repurchase of shares	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Unrealized gain on valuation of real estate	4,947.7	3,286.6	3,286.6	7,252.4	7,256.7	10,338.7	9,720.6	5,924.1	6,737.9
Subsidiaries	0.0	0.0	0.0	0.0	394.5	394.6	394.5	27,179.5	25,560.4
Retained earnings	286,131.3	286,131.3	327,062.7	322,969.6	322,969.6	322,969.6	478,374.3	425,886.6	425,886.6
Net income	29,100.7	40,931.4	18,703.1	38,209.0	123,846.2	155,404.7	32,313.9	85,050.9	159,650.7
Excess (insufficient) on Stockholders' actualization	(130,956.0)	(128,532.6)	(128,528.9)	(128,525.2)	(128,521.4)	(128,517.6)	(106,918.3)	(106,901.4)	(106,884.4)
Total stockholders' equity	**361,574.4**	**374,167.4**	**392,874.2**	**442,910.6**	**528,950.3**	**563,594.7**	**616,889.7**	**655,676.7**	**729,488.2**
Total liabilities and stockholders' equity	**700,151.8**	**730,476.2**	**743,808.0**	**841,109.7**	**872,462.5**	**925,005.1**	**908,348.1**	**984,774.2**	**1,090,306.5**

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```

Job : 132
Date: 1/21/2005
Time: 11:01:25 AM